Nexa Reports Fourth Quarter and Full Year 2021 Results including Adjusted EBITDA Record of US$704 Million

Luxembourg, February 15, 2022 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three and twelve months ended December 31, 2021. This Earnings Release should be read in conjunction with the audited consolidated financial statements of Nexa and the notes thereto for the financial year ended December 31, 2021 (the “2021 Consolidated Financial Statements”). This document contains forward-looking statements.

CEO Message – Ignacio Rosado

“I am delighted to be introducing Nexa’s fourth quarter and full-year 2021 results, my first earnings release as the Company’s new CEO. I would like to say thank you to Nexa’s Board of Directors for trusting me with this important responsibility and to stress my commitment to building on what Nexa has achieved. I plan to continue promoting an increasingly competitive, agile, and innovative organization with sustainable shareholders’ returns.

At Nexa, we believe that progress is always possible, and we are proud to have our products play a prominent role in promoting the transition to a green economy. We see the company well-positioned for continued growth due to its unique position in Latin America with flagship assets and a solid balance sheet.

In 2021, we delivered a record-high Adjusted EBITDA and we made strong progress with the Aripuanã project where mechanical completion is nearly concluded. Commissioning is underway in parallel, and we plan the ramp-up in the third quarter of this year. We are confident that Aripuanã will be a long-life mine that will contribute importantly to our future cash generation.

As the global economy improves, we believe that demand for our products will remain strong. We expect to continue investing and growing to generate value for all of our stakeholders by focusing on initiatives that consistently maximize our yearly cash flow in our operations, implementing a clear growth strategy that extends the life of mine of our assets and creates growth opportunities in our portfolio of projects, and actively assessing opportunities in the market.”

4Q21 Highlights | Operational and Financial

▪	Consolidated net revenue reached US$678 million in the fourth quarter compared with US$635 million a year ago and US$655 million in 3Q21, mainly driven by higher metal prices.
▪	Zinc production of 81kt in the quarter decreased by 12% compared to 4Q20, primarily explained by lower zinc average head grade year-over-year. Compared to 3Q21, zinc production increased by 2%.

▪	In 4Q21, metal sales were 158kt, down 2% year-over-year, following lower production volumes. Compared to 3Q21, sales increased by 2%.

▪	Adjusted EBITDA was US$136 million in 4Q21 compared with US$167 million in 4Q20 and US$155 million in 3Q21. Adjusted EBITDA for the mining was US$110 million and Adjusted EBITDA for the smelting segment was US$27 million in 4Q21.

▪	Mining cash cost[1] in 4Q21 was US$0.25/lb compared with US$0.33/lb in 4Q20, mainly driven by higher by-products credits and lower TCs. Compared to 3Q21, mining cash costs increased by US$0.02/lb driven by higher third-party services and increased maintenance costs in the quarter.

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

▪	Smelting cash cost[1] in 4Q21 was US$1.28/lb compared with US$0.92/lb in 4Q20, mainly affected by market-related factors such as higher zinc prices and lower TCs. Compared to 3Q21, smelting cash cost increased by 10% also driven by the same factors.
▪	In 4Q21, smelting conversion cost of US$0.22/lb was down 2% and 7% compared to 4Q20 and 3Q21, respectively.
▪	Incremental costs related to COVID-19 in 4Q21 amounted to US$4 million and US$18 million in 2021, and we expect them COVID-19 related costs to last at least throughout 2022.
▪	Net income in 4Q21 totaled US$11 million. Net income attributable to Nexa’s shareholders was US$1 million in 4Q21, resulting in earnings per share of US$0.01.

2021 Highlights

▪	In 2021, net revenue was US$2,622 million compared with US$1,951 million in 2020 due to higher prices and volume.
▪	Zinc production totaled 320kt in 2021, up 2% compared to 2020. Higher treated ore volume compensated for lower zinc average grade. Copper, lead and silver production followed the same upward trend and increased by 5%, 20%, and 29% to 30kt, 46kt, and 8,808koz, respectively.
▪	Sales volumes of 619kt in 2021 increased by 6% year-over-year following higher production.

▪	Mining cash cost[1] in 2021 was US$0.21/lb compared with US$0.39/lb in 2020, mainly driven by higher by-products credits and lower TCs. These factors more than compensated for the increase in operating costs driven by higher volumes, and increased maintenance and third-party services, which were also affected by inflationary cost pressures.

▪	Smelting cash cost[1] in 2021 was US$1.13/lb compared with US$0.81/lb in 2020, mainly affected by market-related factors such as higher zinc prices and lower TCs with a negative impact of US$0.31/lb.
▪	Adjusted EBITDA in 2021 reached a new high of US$704 million, up from US$403 million in 2020 due to the mining segment’s results. Adjusted EBITDA for the mining segment increased to US$441 million in 2021 from US$140 million in 2020, while Adjusted EBITDA in 2021 for the smelting segment was US$268 million similar to the US$269 million generated a year ago.
▪	Total cash[2] decreased to US$763 million at December 31, 2021, due to continued investment over the year in excess of operating cash flows, as well as debt repayment during 2Q21 and 3Q21. Our current available liquidity remains strong at US$1,063 million, including the revolving credit facility.
▪	As a consequence, the net debt to Adjusted EBITDA ratio for the last twelve months increased to 1.37x compared with 1.23x at the end of September and decreased compared with 2.29x a year ago.
▪	In 2021, net income was US$156 million. Net income attributable to Nexa’s shareholders was US$114 million resulting in an earnings per share of US$0.86.
▪	On January 24, 2022, S&P affirmed its “BB+” rating and "stable” outlook for Nexa.

Operational efficiency program | Nexa Way

▪	Nexa Way program was initiated in mid-2019, aiming to structurally improve our business model and change our organizational culture. Since then, we implemented initiatives that we expected would generate at least US$180 million in annualized recurring EBITDA by the end of 2021. At the end of 4Q21, these initiatives generated an estimated annualized impact to EBITDA of US$209 million. As the program is now completed and the improved culture is duly embedded in our operations’ daily activities, we will henceforth cease to report further achievements on a segregated basis.

2 Cash and cash equivalents and financial investments

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Corporate highlights

▪	As previously announced, as part of our executive succession plan, on January 01, 2022, Mr. Ignacio Rosado replaced Mr. Tito Martins as Chief Executive Officer (“CEO”).
▪	Nexa declared in February 2021 and paid in March 2021 a cash dividend to shareholders of US$35 million.
▪	In 1H21, Nexa acquired 30,550,512 common shares of Tinka Resources Limited (“Tinka”) and owns approximately 9% of the issued and outstanding common shares of the company. Tinka is progressing towards development of the Ayawilca project (100% owned), one of the largest zinc projects in Peru with excellent resource expansion potential.
▪	In November 2021, Nexa announced the voluntary delisting of its common shares from the Toronto Stock Exchange (“TSX”) in Canada, and the last trading took place on November 30th, completing the delisting process.
▪	We continued to support our host communities with respect to COVID-19 throughout 2021. We donated oxygen plants and hospital equipment in Peru, and food baskets to vulnerable communities in Brazil.
▪	We also made additional contributions (food, toiletries and cleaning, drinking water, among others) to the communities nearby our operations, which were impacted by the heavy rainfall levels that reached Minas Gerais state in January 2022.
▪	In 2021, Nexa achieved its gender equity goal of having 16% of its workforce comprised of women (950 employees). According to Women in Mining, this index is higher than the global average of 8%. Employees with disabilities also increased to 169, accounting for 3% of the workforce.
▪	On February 15, 2022, Nexa’s Board approved a distribution to Nexa’s shareholders of US$50 million, US$44million as dividend and US$6 million as share premium, or approximately US$0.331275 per common share and US$0.046258 per common share, respectively, to be paid on March 25, 2022.

2022-2024 Guidance

▪	In 2022, zinc production at the mid-range of the guidance is estimated to decrease 5% over 2021 (320kt) driven by expected lower grades in Cerro Lindo (from 1.79% to 1.49%) and the temporary capacity reduction of daily production in Vazante due to heavy rainfalls in the state of Minas Gerais. For 2023, zinc production is estimated to increase 16% over 2022 due to full ore throughput at the Aripuanã mine, with a further 1% in 2024 over 2023.
▪	At the midpoint of 2022 guidance range, metal sales are estimated to decrease 7% over 2021 (619kt), due to the forecasted decrease in production primarily driven by long-term reduction in calcine availability due to the stoppage of one of our calcine third-party suppliers, and lower production from Vazante mine in Brazil. For 2023-2024, metal sales are estimated to slightly increase to 580-605kt.
▪	Mining segment cash cost is estimated to increase year-over-year from US$0.21/lb to US$0.23/lb of zinc sold in 2022. We are experiencing inflationary cost pressures on energy prices, consumables, logistics, and labor expenses, which should be partially offset by the contribution of by- products.
▪	Smelting cash cost is estimated at US$1.15/lb in 2022. The estimated cost increase in Brazil, also affected by higher inflation rates, should be partially offset by the reduction of Cajamarquilla smelter cash cost, which is expected to be positively impacted by higher by-product prices.
▪	Capital expenditures (“CAPEX”) in 2022 are estimated to be US$385 million, including US$59 million in investment to conclude the Aripuanã project.
▪	2022 exploration and project evaluation expenses are estimated at US$64 million and US$18 million, respectively. We plan to drill a total of 123,300 meters, including 63,500 meters in Peru (52%), 49,800 meters in Brazil (40%), and the remaining 10,000 meters in Namibia (8%).

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▪	Refer to our “Nexa | Guidance 2022-2024” section for further details.

Aripuanã

▪	The project’s overall progress reached 99.3% at the end of December 2021. As of the date of this earnings release, the mechanical completion is almost concluded, and the beneficiation plant commissioning is more than 40% complete. As previously disclosed, in October 2021 we obtained the operating license for the project.
▪	We continue with mine development activities in both the Arex and Link mines. Approximately, 552kt of ore has been stockpiled, accounting for 2.5 months of production.
▪	In 4Q21, we invested US$80 million, for total CAPEX of US$258 million in 2021 and cumulative CAPEX of US$566 million since the beginning of construction.
▪	The total estimated CAPEX for the Aripuanã project has been revised to US$625 million compared to US$575-595 million. Heavy rainfall levels and the necessary protocols to combat the surge of the COVID-19 have impacted our productivity (fewer workers than planned), putting additional pressure on costs and the project timeline. The ramp-up is now scheduled for 3Q22.
▪	Refer to our “Aripuanã project” section for further details.
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 Selected indicators

US$ million	4Q21	3Q21	4Q20	4Q21 vs. 4Q20	2021	2020	2021 vs. 2020
(except indicated otherwise)

Treated ore (kt)	3,117.2	3,045.7	3,150.2	(1.0%)	12,330.5	10,853.7	13.6%

Mining Production | contained in concentrate
Zinc (kt)	81.1	79.9	91.9	(11.8%)	319.9	313.1	2.2%
Copper (kt)	7.0	7.8	8.5	(17.7%)	29.6	28.2	5.2%
Lead (kt)	12.7	10.8	12.5	1.5%	45.6	38.0	19.9%

Metal sales (kt) (1)	158.4	155.5	161.8	(2.1%)	618.8	585.4	5.7%

Consolidated Net Revenue	677.9	655.1	634.5	6.8%	2,622.1	1,950.9	34.4%

Mining	109.8	92.1	87.2	25.9%	440.6	140.5	213.6%
Smelting	26.9	64.8	82.6	(67.5%)	267.7	269.2	(0.6%)
Eliminations & Adjustments	(0.4)	(1.4)	(2.5)	(82.9%)	(4.0)	(6.7)	(40.1%)
Adjusted EBITDA (2)(3)	136.2	155.4	167.3	(18.6%)	704.2	402.9	74.8%
Adj. EBITDA margin (%)	20.1%	23.7%	26.4%	(6.3p.p.)	26.9%	20.7%	6.2p.p.

Expansion (4)	85.1	82.8	72.4	17.5%	271.2	221.7	22.3%
Sustaining	63.8	44.7	39.8	60.4%	189.0	107.4	75.9%
HSE	13.3	11.9	1.8	631.1%	31.6	16.2	95.2%
Others (5)(6)	2.1	4.3	(11.8)	-	16.1	(8.9)	-
Capital Expenditures	164.2	143.7	102.2	60.7%	507.9	336.5	51.0%

Liquidity and Indebtedness
Total cash (7)	763.0	807.5	1,121.2	(31.9%)	763.0	1,121.2	(31.9%)
Net debt	962.5	908.1	923.7	4.2%	962.5	923.7	4.2%
Net debt / LTM Adj. EBITDA (x)	1.37	1.23	2.29	-	1.37	2.29	-

(1) Consolidated sales of metallic zinc and zinc oxide (in kt of product volume). Kt refers to one thousand metric tons.

(2) Includes non-recurring expenses relating to the Nexa Way program in 1H21 and in 9M20.

(3) Refer to “Use of Non-IFRS Financial Measures” for further information. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment and geographic area” in the 2021 Consolidated Financial Statements.

(4) Includes Aripuanã project investment.

(5) Modernization, IT and others.

(6) Tax credits of US$5 million in 4Q21 and US$13 million in 2021, respectively included.

(7) Cash, cash equivalents and financial investments.

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 Nexa | Guidance and 2021 Results

2021 Production and Sales

Metal contained (in concentrate)		2021	Guidance 2021

Zinc	kt	320	310	-	342
Cerro Lindo		102	104	-	112
El Porvenir		51	50	-	60
Atacocha		9	8	-	10
Vazante		140	130	-	140
Morro Agudo		17	18	-	20

Copper	kt	30	26	-	29
Cerro Lindo		29	26	-	29
El Porvenir		0.5	0.4	-	0.4

Lead	kt	46	42	-	49
Cerro Lindo		13	13	-	14
El Porvenir		18	15	-	18
Atacocha		9	9	-	10
Vazante		1.6	1.0	-	1.5
Morro Agudo		4.7	4	-	5

Silver	koz	8,808	8,531	-	9,317
Cerro Lindo		3,814	3,655	-	3,808
El Porvenir		3,467	3,469	-	3,873
Atacocha		1,027	1,061	-	1,241
Vazante		501	345	-	395

2021 production guidance for all metals was achieved. Zinc production of 320kt was below the midpoint of guidance range but increased 2% over 2020. Silver production increased by 29% to 8,808koz. Lead production of 46kt was in the midpoint of guidance range. Copper production of 30kt exceeded guidance and was 5% higher compared to 2020. Further details are outlined below.

▪	Cerro Lindo: zinc production of 102kt in 2021 was below the annual guidance, as mine throughput was affected by a mechanical issue with the thickeners at the end of 2Q21, which lasted until July, in addition to the illegal blockade during 4Q21. The mine sequence favored the production of copper and silver, achieving the upper end of the guidance range in these metals.
▪	El Porvenir: zinc production of 51kt in 2021 achieved the lower end of the guidance range, while copper and lead production exceeded the annual guidance. Silver production was close to the lower range.
▪	Atacocha: zinc production of 9kt in 2021, and lead production were close to mid-range of the guidance, while silver production was slightly below the lower range.
▪	Vazante: zinc production of 140kt in 2021 achieved the upper end of the guidance range, while silver production exceeded annual guidance.

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▪	Morro Agudo: zinc production of 17kt was below the guidance range as mine deepening activities took longer than initially planned, impacting underground ore availability, which was partially mitigated by higher tailings retreatment rates processing, while lead production achieved the upper end of the range.

Smelting sales		2021	Guidance 2021
Metal	kt	619	615	-	635
Zinc metal		578	580	-	596
Zinc oxide		41	25	-	30

Metal sales of 619kt in 2021 achieved guidance and were 6% higher year-over-year due to solid global demand and the recovery in our home markets. Zinc metal sales of 578kt was slightly below the low end of guidance range due to unplanned maintenance shutdowns and the reduction of calcine availability. Zinc oxide sales of 41kt exceeded annual guidance supported by strong demand in our home markets, particularly the pneumatic and agribusiness sectors.

2021 Cash Costs

Cash cost (US$/lb)	2021	2021 Guidance

Mining Cash Cost (1)	0.21	0.23
Cerro Lindo	(0.24)	(0.29)
El Porvenir	0.40	0.52
Atacocha	(0.19)	(0.39)
Vazante	0.41	0.47
Morro Agudo	0.84	0.79

Smelting Cash Cost (2)	1.13	1.14
Cajamarquilla	1.16	1.17
Três Marias	1.11	1.10
Juiz de Fora	1.03	1.09

(1) C1 weighted mining cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2) C1 weighted smelting cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	Mining C1 cash cost of US$0.21/lb in 2021 was 7% lower than the 2021 guidance, positively affected by higher by-product credits and lower TCs.
▪	Smelting C1 cash cost of US$1.13/lb in 2021 was slightly below our 2021 guidance.

Investments

2021 CAPEX

In 2021, CAPEX amounted to US$508 million compared with guidance of US$510 million. Of this amount, 53% was spent on expansion projects driven by Aripuanã (US$258 million).

Non-expansion projects, which include Sustaining and Health, Safety and Environmental (“HSE”) expenditures, among others, accounted for 47% of the total CAPEX in 2021. The main investments were related to sustaining CAPEX.

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CAPEX	2021	2021 Guidance
(US$ million)
Expansion projects	271	273
Aripuanã	258	255
Others (1)	14	18
Non-Expansion	233	238
Sustaining (2)	189	191
HSE	32	33
Others (3)	13	14
Reconciliation to Financial Statements (4)	4	-
TOTAL	508	510

(1) Including Vazante LOM extension, Magistral FEL3 and Bonsucesso FEL3 studies.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

(4) The amounts are mainly related to advanced payments for imported materials and capitalization of interest net of advanced payments.

Exploration & Project Evaluation and Other Expenses

Other operating expenses	2021	2021 Guidance
(US$ million)
Exploration	58	51
Mineral Exploration	45	32
Mineral rights	6	8
Sustaining (mine development)	8	11
Project Evaluation	19	20
Exploration & Project Evaluation	77	71

Other	15	19
Technology	8	9
Communities	7	10

In 2021, exploration expenses were US$58 million compared to the guidance of US$51 million, mainly driven by higher costs in our greenfield and brownfield exploration programs. In mineral exploration, we continue our efforts to replace and increase mineral reserves and resources.

Project evaluation investment amounted to US$19 million in 2021, including approximately US$1.3 million directed towards greenfield projects in FEL1 and FEL2 stages and US$11 million to brownfield projects in the same stages.

We also invested US$7 million in contributions to the social and economic development of our host communities, and an additional US$8 million in technology to make our business safer and improve our efficiency.

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Nexa | Guidance 2022-2024

Guidance is based on several assumptions and estimates, including but not limited to metal prices, operational performance, grades, maintenance, input costs, exchange rates, political and social situation, and proactive protocols to mitigate the spread of COVID-19 in all our operations and projects.

Guidance is subject to the continuous evaluation of these factors in our operations, supply chain and demand for our products. Although a high level of uncertainty remains in the short-term, we stay positive about the long-term outlook and market fundamentals for both zinc and copper.

Nexa should continue to enjoy regional competitive advantages, as a significant part of our revenue originates from Latin America. We remain committed to building a differentiated, sustainable, cost efficient, and integrated business model, generating value for all our stakeholders.

Mining segment

Main products

Metal contained (in concentrate)		2022e			2023e			2024e

Zinc	kt	289	-	318	330	-	375	331	-	383
Cerro Lindo		81	-	86	68	-	80	75	-	82
El Porvenir		51	-	53	54	-	63	34	-	42
Atacocha		8.5	-	9.4	9.2	-	10	13	-	19
Vazante		118	-	127	130	-	144	131	-	143
Morro Agudo		16	-	19	19	-	21	17	-	20
Aripuanã		14	-	23	51	-	56	60	-	77

Copper	kt	28	-	35	37	-	40	35	-	37
Cerro Lindo		26	-	33	31	-	32	30	-	32
El Porvenir		0.3	-	0.3	0.4	-	0.4	0.3	-	0.4
Aripuanã		1.6	-	2.3	5.4	-	6.9	4.2	-	4.4

Lead	kt	46	-	55	63	-	71	46	-	58
Cerro Lindo		11	-	14	7.6	-	10	10	-	11
El Porvenir		16	-	18	19	-	22	6.6	-	20
Atacocha		10	-	10	11	-	12	4.7	-	6.8
Vazante		1.0	-	1.5	1.3	-	1.5	1.2	-	1.6
Morro Agudo		4.3	-	4.8	5.8	-	6.4	4.3	-	5.0
Aripuanã		5.0	-	7.7	19	-	20	19	-	24

Silver	MMoz	8.6	-	10	10	-	11	7.8	-	9.4
Cerro Lindo		3.9	-	4.1	3.3	-	3.7	3.9	-	4.0
El Porvenir		3.1	-	3.6	3.3	-	3.9	1.3	-	2.4
Atacocha		1.0	-	1.1	1.0	-	1.1	0.5	-	0.7
Vazante		0.3	-	0.4	0.3	-	0.5	0.3	-	0.5
Aripuanã		0.3	-	0.5	1.5	-	1.7	1.7	-	1.8

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For the forecasted period, zinc head grade is expected to be in the range of 2.70% and 3.13%, copper head grade is expected to be in the range of 0.29% and 0.36%, and lead head grade is expected to be in the range of 0.50% and 0.63%.

▪	Aripuanã: Three-year guidance reflects the updated mine plan and assumes Aripuanã ramp-up in 3Q22. Zinc production in 2022 is expected to be between 14-23kt. For 2023, zinc production at mid-range is estimated to increase by 35kt over 2022 to 51-56kt, and a further 28% in 2024 over 2023 due to expected increase in zinc head average grade and net recovery.
▪	Cerro Lindo: Assuming a total throughput for the mine of 6.0-6.5Mt, zinc production is estimated to be between 68-86kt over the next three years. Zinc production at the midpoint of the 2022 guidance range is estimated to decrease by 18kt over 2021 mainly driven by lower zinc head grade (down to 1.49%). For 2023, zinc production at mid-ranges expected to decrease by 12% over 2022 to between 68-80kt. Zinc production in 2024 is expected to be between 75-82kt, with production planned in higher-grade ore bodies following our mine plan.

Copper production (assuming mid-range production) in 2022 should increase 1% over 2021, and a further 8% in 2023 over 2022. For 2024, copper production is estimated to decrease by 2% over 2023 to between 30 to 32kt.

For the three-year period, silver production is expected to total between 3,327-4,023koz.

▪	Vazante: Zinc production at the midpoint of the 2022 guidance range is estimated to decrease by 13% as the underground operation was partially flooded due to heavy rainfall levels in the state of Minas Gerais. Starting on January 12, daily production was reduced to 60% of capacity; we estimate a return to full production from Vazante mine underground by March 2022. Furthermore, in 1Q22, we plan to replace our main mill, trunnion and gear box, which will take about 15 days and result in a 3kt zinc production reduction. This was initially forecasted to occur in 2021. For 2023-2024, zinc production is estimated to be between 130-142kt, recovering from 2022 levels.
▪	El Porvenir: In 2022, zinc production at the midpoint of guidance range is estimated to be similar to 2021, at 51kt. For 2022-2023, zinc production is estimated to increase to 49-63kt, before decreasing to 34-42kt in 2024 with planned mill throughput reduction as we intend to implement the mine’s debottlenecking plan, which was postponed by one year due to capital allocation discipline.

For 2022, lead production (assuming mid-range production) is estimated to decrease by 6% compared to 2021 and is estimated to increase 20% in 2023 over 2022. For 2024, lead production is estimated to be between 7 to 10kt, following lower throughput.

Silver production follows the same trend, and it is expected to total between 1,324-3,878koz for the three-year period.

▪	Atacocha: Zinc production at the midpoint of the 2022 guidance range is estimated to increase 3% over 2021, and a further 9% in 2023 over 2022. For 2024, zinc production at mid-ranges expected to increase by 6kt due to the forecasted underground mine integration with El Porvenir, which will increase feed grades.

For the forecasted period, we are assuming that we will be able to execute the underground integration plan with El Porvenir.

▪	Morro Agudo: Zinc production in 2022-2024 is estimated to be between 16-20kt, as we do not anticipate an increase in ore availability for the forecasted period.
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Smelting segment

Smelting sales		2022e			2023e			2024e

Metal	kt	565	-	590	580	-	605	580	-	605
Zinc metal		528	-	551	542	-	565	542	-	565
Zinc oxide		37	-	39	38	-	40	38	-	40

Metal sales volume at the midpoint of the guidance range in 2022 is estimated to decrease 7% compared to 2021, following lower production in Peru and Brazil. For 2023, metal sales volume is estimated to increase 3% over 2022, and to remain stable in 2024 over 2023.

These estimates assume that our third-party raw material Peruvian supplier which shut down its facility in the beginning of 2021 will not resume its activities. Consequently, for the forecasted period, our consolidated smelter production is estimated to decrease by 30kt compared to historical levels.

In addition, we estimate that the temporary decrease in Vazante mine’s production will have an annual impact on our Brazilian smelters production from 10 to 15kt in 2022. For 2023-2024, we assume supply from our mines maintain historical levels.

2022 Cash costs

Cash costs for 2022 are based on several assumptions, including but not limited to:

▪	Production volumes;
▪	Commodity prices (Zn: US$1.36/lb, Cu: US$4.22/lb, Pb: US$1.00/lb, Ag: US$25.2/oz, Au: US$1,799/oz);
▪	Foreign exchange rates (BRL/USD: 5.50 and Soles/USD: 4.02); and
▪	2022 zinc treatment charges (“TCs”) of US$165/t concentrate.
Cash Cost (US$/lb)	2022e

Mining Cash Cost (1)	0.23
Cerro Lindo	(0.29)
El Porvenir	0.43
Atacocha	(0.03)
Vazante	0.51
Morro Agudo	0.86

Smelting Cash Cost (2)	1.15
Cajamarquilla	1.07
Três Marias	1.22
Juiz de Fora	1.29

(1)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	Mining: In 2022, consolidated mining cash cost is expected to increase year-over-year primarily due to inflationary pressures impacting third-party services, logistics, and consumable costs; which should be partially offset by higher by-product credits primarily in our Peruvian mines and costs reductions and operational efficiency initiatives.

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In Peru, the cash cost of Cerro Lindo of US$(0.29)/lb in 2022 is expected to decrease and maintain the first quartile of the global cash cost curve, positively affected by the contribution of by-products credits.

El Porvenir cash cost of approximately US$0.43/lb is expected to increase compared to 2021 driven by higher operating costs and lower by-product credits. Atacocha cash cost follows the same upward trend and is expected to be approximately US$(0.03)/lb.

In Brazil, the cash cost of Vazante is estimated to be US$0.51/lb, negatively impacted by inflationary pressures on costs and the temporary capacity reduction due to heavy rainfall levels in Minas Gerais state in January 2022. Morro Agudo cash cost follows the same upward trend and is expected to be US$0.86/lb.

▪	Smelting: In 2022, consolidated smelting cash costs are expected to increase year-over-year primarily due to inflation and higher energy costs, which should be partially offset by higher by-product credits.

In Peru, the cash cost of Cajamarquilla of US$1.07/lb in 2022 is expected to decrease compared to 2021, positively affected by the contribution of by-products credits (sulphuric acid).

In Brazil, Três Marias and Juiz de Fora smelters cash costs are estimated to increase to US$1.22/lb and US$1.29/lb, respectively, primarily driven by higher consumable, energy and labor costs.

2022 CAPEX

In 2022, CAPEX guidance is US$385 million and reflects inflationary cost pressures on several inputs such as third-party contracts, equipment, and logistics, among others.

The total estimated CAPEX for the Aripuanã project has been revised from US$575-595 million to US$625 million. We estimate a final implementation investment of US$59 million in 2022.

Sustaining investments are expected to total US$259 million, with smelting accounting for approximately US$75 million and mining accounting for US$180 million, including US$42 million from Aripuanã. Health, safety and environmental (“HSE”) expenses are forecasted to be US$36 million.

CAPEX (US$ million)	2022 Guidance

Expansion projects	75
Aripuanã	59
Others (1)	16

Non Expansion	310
Sustaining (2)	256
HSE	36
Others (3)	18

TOTAL	385

(1) Including Magistral and Bonsucesso FEL3 studies, Vazante deepening and Aripuanã.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

12

2022 Exploration & Project Evaluation and Other Expenses

Other operating expenses (US$ million)	2022 Guidance

Exploration	64
Mineral exploration	43
Mineral rights	8
Sustaining (mine development)	13

Project Evaluation	18

Exploration & Project Evaluation	82

Other	18
Technology	12
Communities	5

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

In 2022, we plan to invest US$64 million in exploration. Our mineral exploration expense guidance of US$43 million relates mainly to greenfield projects on exploration phase and brownfield projects, which are the exploration of orebody targets at our operations. Our project evaluation expense guidance of US$18 million includes projects from both mining and smelting segments, in FEL1 & FEL2 stages. In addition, we expect to invest US$12 million to improve our current operations and US$5 million to continue contributing to the social and economic development of our host communities.

13

Aripuanã project

On October 07, 2021, the operating license for the Aripuanã project was granted. At the end of 4Q21, overall physical progress of the project reached 99.3%. The commissioning process of the beneficiation plant reached more than 40% of progress. The comminution system and tailings flow are fully assembled, with mechanical completion and most testing done.

As previously disclosed, among the delivered systems of the beneficiation plant are the following: crushing; crushed ore silo; grinding (SAG and ball mills); tailings thickener; tailings press filters; utilities systems (compressed air, raw water and water for fires). The environmental control systems, such as the wetlands destined to receiving the water from the mines, treating the water from the tailings and waste dump, are already in operation.

The mechanical completion of the talc flotation and thickening has been concluded. All the other areas of the beneficiation plant are substantially completed.

In 1Q22, we plan to continue with the cold and hot commissioning of comminution and tailings flow. We also expect to start commissioning of the rest of the beneficiation plant circuits, and all related systems.

Heavy rainfall levels and health protocols to combat the surge of the COVID-19 have impacted our productivity (lower-than-anticipated workforce) in 4Q21 and beginning of 2022, putting additional pressure on costs and the project timeline.

The total estimated CAPEX for the Aripuanã project has been revised to US$625 million compared to US$575-595 million. Aripuanã mechanical completion is substantially concluded and ramp-up is now scheduled to commence in 3Q22.

In 4Q21, we invested US$80 million to develop Aripuanã, for a total CAPEX of US$258 million in 2021 and a cumulative CAPEX of US$566 million (not including FEL3 expenses) since the beginning of construction.

The project timeline and capital cost of the Aripuanã project set out above are subject to the successful execution of the updated project plan and our current assessment of COVID-19 impacts which are ongoing.

Horizontal mine development reached an accumulated of 15,900 meters developed for both mines by the end of December, compared to 13,360 meters at the end of September 2021. Approximately 552kt of ore has been stockpiled, up from 420kt at the end of September 2021.

The total headcount is 585 employees (compared to 443 employees in 3Q21) working on mine, plant, maintenance, process, environment, safety and health and administrative activities of operation. In addition, we have continued with the qualification program for future mining operators. To date, we have hired 243 people (42% of them are women) in different areas such as geology, electrical and mechanical maintenance, mine and beneficiation operation out of 458 who completed training.

14

Beneficiation Plant	Crushed Ore Stocking
Crushing	Regrinding
Concentrate Filtration/Thickening	Wetland

15

Consolidated performance

Net revenue

US$ million	4Q21	3Q21	4Q20	4Q21 vs. 4Q20	2021	2020	2021 vs. 2020
Revenue – Mining	323.3	276.2	269.4	20.0%	1,165.6	748.5	55.7%
Revenue – Smelting	516.0	523.0	481.8	7.1%	2,028.8	1,550.3	30.9%
Intersegment Results	(187.6)	(156.6)	(136.3)	-	(636.2)	(375.4)	-
Adjustments	26.2	12.6	19.6	-	63.9	27.5	-
Net Revenue	677.9	655.1	634.5	6.8%	2,622.1	1,950.9	34.4%

In 4Q21, net revenue was US$678 million, 7% higher year-over-year, mainly driven by higher prices. The LME average prices for zinc, copper, and lead were up by 28%, 35% and 23%, respectively, compared to the same period of 2020.

Compared to 3Q21, net revenue increased by 3% also driven by higher LME zinc (+12%) and copper (+3%) prices.

In 2021, net revenue of US$2,622 million was up 34% compared to 2020 due to higher prices and volumes. During the period, the LME average zinc, copper and lead prices increased by 33%, 51% and 21%, respectively, over 2020.

Cost of sales

US$ million	4Q21	3Q21	4Q20	4Q21 vs. 4Q20	2021	2020	2021 vs. 2020
Cost of sales – Mining	(188.3)	(191.1)	(177.5)	6.1%	(719.4)	(625.4)	15.0%
Cost of sales – Smelting	(526.7)	(455.1)	(397.0)	32.7%	(1,796.1)	(1,287.9)	39.5%
Intersegment Results	187.6	156.6	136.3	-	636.2	375.4	-
Adjustments	(49.3)	(12.3)	(21.8)	-	(86.8)	(26.0)	-
Cost of sales	(576.7)	(501.9)	(460.1)	25.3%	(1,966.0)	(1,563.9)	25.7%

In 4Q21, cost of sales amounted to US$577 million, up 25% year-over-year. The cost increase was mainly driven by our smelting segment due to the increase in metal prices and the decrease in TCs, affecting the concentrate cost. Compared to 3Q21, cost of sales increased by 15%, driven by the same factors.

In 2021, cost of sales increased by 26% compared to 2020, mainly because of (i) higher concentrate costs as a result of higher prices and lower TCs; (ii) the increase in operational costs due to higher volumes and maintenance activities; and (iii) inflationary cost pressure.

COVID-19 expenses

Following the best market practices, protocols to mitigate the spread of COVID-19 were implemented during 2020 in all our operations and remain in place. We continue working on three main fronts: Health, Safety and People; Business Continuity; and Stakeholders.

In 4Q21, COVID-19 related costs totaled US$4.5 million (US$3.4 million in mining, and US$0.5 million in smelting and US$0.6 million in corporate) and are included in cost of sales and in operating expenses. In 2021, COVID-19 related costs amounted to US$18 million.

16

SG&A

In 4Q21, SG&A expenses amounted to US$47 million, up 6% compared to 4Q20 (US$44 million) primarily driven by the approximately US$2 million insurance premium payment for Aripuanã, the first time we have had this ongoing annual cost. As a ratio of net revenue, SG&A expenses stood at 7%, decreasing 7bps from 4Q20. Compared to 3Q21, SG&A expenses were up by US$9 million due to the payment of recurring third-party services that occurred in the period and Aripuanã expenses.

In 2021, SG&A expenses amounted to US$157 million, up 3% from the same period of 2020. Inflationary costs pressures were partially offset by foreign exchange gains and our efforts to control fixed costs.

Operational efficiency program – Nexa Way

The Nexa Way program was launched in the 2H19, covering several initiatives to improve our business performance. These initiatives were implemented until 1H21, at a certain cost, and were primarily related to our operations, prioritization, increased in recovery rates, reduction of energy costs, reduction of operational dilution at our mines, increase in tailings reprocessing, debottlenecking capacity at our smelters and increase roaster performance, among others.

At the end of December, we estimate these initiatives have generated an estimated annualized impact to EBITDA of US$209 million, exceeding our expectations of a positive improvement of at least US$180 million in annualized recurring EBITDA by the end of 2021.

Additionally, Nexa Way helped us to navigate during this pandemic scenario, while generating value for our shareholders. We have closely monitored the progress of the Nexa Way program during this period, and we believe this is now part of our DNA and cultural transformation and our day-to-day work. Going forward we do not anticipate providing additional disclosure on Nexa Way program and the gains will continue to be embedded in our results.

Adjusted EBITDA

In 4Q21, Adjusted EBITDA was US$136 million compared with US$167 million in the same period for the prior year. The main factors that contributed to this performance were (i) the negative variation of US$14 million due to lower sales volume; (ii) higher operating costs driven by the increase in maintenance activities and third-party services; and (iii) an increase in exploration and project evaluation disbursements. Adjusted EBITDA was also impacted in the quarter by a non-cash impact of US$6 million related to our annual asset retirement and environmental obligations (“ARO”) review, as well as a temporary difference in hedge book with a US$18 million impact, primarily due to a sharp increase in prices at the end of the period. Such impact is expected to be reversed in the coming months as the stock position turns over. These factors were partially offset by higher metal prices and the recovery of undue GSF energy costs of US$9 million – for more information, refer to “Others | ARO and Energy” sections.

17

Compared to 3Q21, Adjusted EBITDA decreased by 12%. The main factors that contributed to this performance were the negative impact of US$17 million related to the hedge in our smelting segment and the ARO review with a negative variation impact of US$9 million.

In 2021, Adjusted EBITDA was a record of US$704 million compared with US$403 million in the same period a year ago. The main factors that contributed to this strong improvement were the increase in prices and by-products contribution; which more than compensated (i) higher exploration and project evaluation investments; (ii) the increase in operating costs due to higher volumes, increased maintenance activities and third-party services; (iii) the negative hedge variation of US$20 million; and (iv) the negative variation of US$21 million related to ARO remeasurement and pre-operating expenses of the Aripuanã project affecting other income and expenses (for further detail refer to note 9 - Nexa’s consolidated financial statements at December 31, 2021). The silver stream impact of US$19 million recognized in September 2021 was offset by the recovery of undue GSF energy costs of US$19 million in 2H21.

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Adjusted EBITDA reconciliation to net income (loss)

US$ million	4Q21	3Q21	4Q20	2021	2020
Adjusted EBITDA	136.2	155.4	167.3	704.2	402.9
Impairment | Miscellaneous adjustments	(0.3)	(0.3)	7.8	(0.7)	557.5
EBITDA	136.5	155.8	159.5	704.9	(154.6)
Deprec., amort. and depletion	(68.9)	(68.5)	(62.8)	(258.7)	(243.9)
Net financial results	(38.4)	(56.6)	3.6	(136.9)	(278.2)
Taxes on income	(17.8)	(39.8)	(46.6)	(153.2)	24.2
Net Income (loss)	11.4	(9.0)	53.7	156.1	(652.5)

Net financial result

The net financial result in 4Q21 was an expense of US$38 million compared to US$57 million expense in 3Q21 primarily driven by a decrease in other financial items as the negative variation of foreign exchange and interest on loans and financing had a lower impact compared to the previous quarter.

The foreign exchange variation had a negative impact of US$7 million versus a negative impact of US$28 million in 3Q21, mainly explained by gross debt reduction and the 3% depreciation of the BRL against the U.S. dollar3 versus the 9% depreciation in the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial result in 4Q21 was an expense of US$31 million compared to an expense of US$29 million in the previous quarter.

3 On December 31, 2021, the Brazilian real / U.S. dollar exchange rate at the end of period was R$5.580/US$1.00 compared to R$5.439/US$1.00 on September 30, 2021.

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US$ thousand	4Q21	3Q21	4Q20

Financial income	4,043	3,475	1,902

Financial expenses	(35,184)	(37,590)	(38,148)

Other financial items, net	(7,276)	(22,455)	39,825
Foreign exchange gain (loss)	(7,207)	(27,788)	30,613

Net financial result	(38,417)	(56,570)	3,579
Net financial result excluding FX	(31,210)	(28,782)	(27,034)

Net income (loss)

Net income was US$11 million in 4Q21 compared to a net income of US$54 million in 4Q20. Net income attributable to Nexa’s shareholders was US$1 million in 4Q21 resulting in earnings per share of US$0.01.

In 2021, net income was US$156 million compared to a net loss of US$653 million in 2020, which was affected by the US$557 million non-cash impairment recognized in the period. Net income in 2021 was primarily driven by the improvement in cash generation, positively affected by higher metals prices, and the decrease in net financial results.

20

Business Performance

Mining segment4

Mining production

Consolidated		4Q21	3Q21	4Q20	4Q21 vs. 4Q20	2021	2020	2021 vs. 2020
Treated Ore	kt	3,117	3,046	3,150	(1.0%)	12,330	10,854	13.6%

Grade
Zinc	%	2.99	3.02	3.29	(29 bps)	2.98	3.28	(30 bps)
Copper	%	0.29	0.33	0.34	(5 bps)	0.31	0.33	(2 bps)
Lead	%	0.56	0.50	0.54	2 bps	0.51	0.49	2 bps
Silver	oz/t	0.98	0.97	0.94	3.7%	0.95	0.90	6.1%
Gold	oz/t	0.005	0.005	0.005	7.0%	0.005	0.004	11.5%

Production | metal contained
Zn	kt	81.1	79.9	91.9	(11.8%)	319.9	313.1	2.2%
Cu	kt	7.0	7.8	8.5	(17.7%)	29.6	28.2	5.2%
Pb	kt	12.7	10.8	12.5	1.5%	45.6	38.0	19.9%
Ag	koz	2,311	2,187	2,131	8.5%	8,808	6,826	29.0%
Au	koz	8.2	6.4	5.2	56.9%	25.5	16.2	57.6%

In 4Q21, treated ore volume was 3,117kt, down 1% compared to the same period last year. The increase in El Porvenir (+24%) and Atacocha (+14%) was partially offset by the decrease in Cerro Lindo (-7%), Vazante (-4%) and Morro Agudo (-18%) mines. Compared to 3Q21, treated ore volume increased by 2.3%.

Zinc equivalent5 production totaled 137kt in 4Q21, 8% lower compared to 4Q20. The average zinc grade decreased by 29bps to 2.99%. Copper head grade decreased by 5bps to 0.29%. Lead and silver head grades increased by 2bps and 4%, to 0.56% and 0.98oz/t, respectively. Compared to 3Q21, zinc equivalent production increased by 1%.

Zinc production of 81kt in the quarter decreased by 12% from 4Q20 driven by lower average head grade. Compared to 3Q21, zinc production increased by 1.5%.

Copper followed the same trend and decreased by 18% from 4Q20 and 10% from 3Q21, while lead production increased by 1.5% year-over-year and 18% compared to 3Q21.

In 2021, treated ore volume totaled 12,330kt, an increase of 14% compared to last year, which was impacted by the COVID-19 related mandatory measures in our Peruvian operations during the first semester, which compensated for lower zinc grades (down 30bps to 2.98%). Therefore, zinc production totaled 320kt, 2% higher than in 2020 (313kt). Copper and lead production followed the upward trend and increased by 5% and 20% to 30kt and 46kt, respectively. Silver production of 8,808koz was also higher, up 29% over 2020.

4 Segment consolidation available in the appendix.

5 For zinc equivalent calculation, please see the appendix (“Mining Information – Consolidated”).

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Cerro Lindo

In 4Q21, treated ore volume was 1,567kt, down 7% compared to 4Q20. As previously disclosed, the road access to the mine was illegally disrupted by protest activities that took place in December and production was suspended, consequently reducing ore throughput for 4 days in addition to a scheduled maintenance in the period. Compared to 3Q21, treated ore volume was slightly higher (+0.6%).

Zinc production was 25kt, down 30% compared to 4Q20 as a result of the above-mentioned factors, and lower grades. Zinc head grade averaged 1.76%, down 56bps year-over-year.

Copper production was 6.9kt, down 18% and 10% compared to 4Q20 and 3Q21, respectively. Copper average grade was 0.52% (down 7bps year-over-year and down 6bps from 3Q21).

Lead production was 3.2kt, down 37% compared to 4Q20 and up 28% compared to 3Q21. Lead average grade was 0.28% (down 11bps year-over-year and 5bps higher than 3Q21).

In 2021, zinc production of 102kt was up 7% year-over-year, primarily driven by the 16% increase in treated ore volume, which compensated for lower average zinc head grade (down 14bps to 1.79%). Copper, lead and silver production also increased to 29kt (+5%), 13kt (+11%) and 3,814koz (+30%), respectively.

In 4Q21, sustaining capital expenditures amounted to US$15.2 million, mainly related to mine development, renovation of heavy mobile equipment and tailings dam elevation and totaled US$36.6 million in 2021.

El Porvenir

Zinc production of 13kt was up 39% in 4Q21 compared to the same quarter last year, which was impacted by a temporary reduction in the energy distribution to our treatment plant. Compared to 3Q21, zinc production decreased by 5%.

Zinc average head grade was 2.89%, up 31bps from a year ago, driven by continuous improvement of mining flexibility in the higher-grade areas. Compared to 3Q21, zinc grade was down 18bps.

In 4Q21, lead and silver production increased by 57% and 43%, respectively, when compared to 4Q20. Copper production also increased to 0.13kt in 4Q21. Compared to 3Q21, copper production decreased by 19%, while lead and silver increased by 4% and 3%, respectively.

In 2021, treated ore volume totaled 2,078kt, up 38% from the same period of last year. As a result, zinc production was 51kt, an increase of 47%, also positively affected by higher zinc average grade (up 19bps to 2.83%). Copper and lead production increased to 0.5kt and 17.7kt, respectively.

The modernization and debottleneck studies for El Porvenir to evaluate the deepening of the mine and extension of its life-of-mine were postponed due to the prioritization of the capital allocation strategy and the reassessment of the integration with Atacocha.

In 4Q21, sustaining capital expenditures amounted to US$10.2 million, related to mine development and tailings dam elevation, totaling US$32.9 million in 2021.

Atacocha

Treated ore volume was 376kt, up 14% and 11% compared to 4Q20 and 3Q21, respectively, mainly explained by the resumption of operations and production at full capacity after the temporary suspensions in production due to protest activities that took place in these periods, impacting production in approximately 5 days in the quarter.

Zinc production of 2.8kt in 4Q21 increased by 3% and 12% compared to 4Q20 and 3Q21, respectively. Zinc head grade averaged 0.91% in the quarter, down 18bps versus 4Q20 and down 4bps versus 3Q21.

22

Lead and silver production decreased to 2.6kt and 290koz compared with 2.8kt and 325koz, respectively, in 4Q20. Compared to 3Q21, lead and silver production increased by 17% and 7%, respectively.

After the government-mandatory temporary suspension in Peru and following our efforts to improve operational efficiency and reduce costs, in June 2020 we resumed the operations at the San Gerado open pit mine, while the higher-cost Atacocha underground mine remains suspended.

In 2021, consequently, treated ore volume totaled 1.271kt, up 19% from the same period a year ago. However, zinc production of 9kt was down 1.1kt compared to last year. Average zinc grade was 0.88% compared to 1.20% in 2020 as the open pit average grade is lower than the underground mine.

Atacocha tailings dam elevation project: Construction was completed and Nexa obtained the operating license. This tailings dam is already in operation.

In 4Q21, sustaining capital expenditures amounted to US$2.4 million, mainly driven by the tailings dam elevation, totaling US$11.2 million in 2021.

Vazante

Treated ore volume amounted to 403kt, down 4% from 4Q20 due to scheduled maintenances during the period. Compared to 3Q21, treated ore volume decreased by 3%.

Zinc production of 36kt in 4Q21 decreased by 5% from 4Q20 and 2% compared to 3Q21, primarily driven by lower treated ore volume. Zinc head grade increased to 10.31% in the quarter, up 9bps versus 4Q20 and 13bps versus 3Q21.

As previously disclosed, Extremo Norte mine production had been temporarily suspended. Mine activities restarted in the last quarter and the rehabilitation plan was concluded ahead of schedule, allowing us to resume mine production during 4Q21.

In 2021, treated ore volume increased to 1.631kt, and reached a record level for the second year in a row. Zinc production of 140kt, however, was 5% lower compared to 2020, as a result of the temporary suspension of Extremo Norte orebodies production with higher zinc average grade. Zinc average grade was 9.98% compared to 10.43% in 2020.

Vazante mine deepening project: CEMIG´s electric power line activities are expected to be concluded by the end of 2022 as the company experienced some delays on its initial schedule. Furthermore, due to a review of mine planning and capital allocation prioritization, phase 2 of EB-140 is scheduled to begin in 2023, versus the end of 2021 as previously disclosed. Nevertheless, this will not impact mine production.

In 4Q21, sustaining capital expenditures amounted to US$9.2 million, mainly related to mine development, disposal facility and other mining infrastructure sustaining, totaling US$28.6 million in 2021.

Morro Agudo

Treated ore volume was 238kt, down 18% and up 15% compared to 4Q20 and 3Q21, respectively.

Zinc production of 4.7kt in 4Q21 decreased by 28% compared to 4Q20. Zinc average grade decreased to 2.28% (18bps lower than 4Q20) as lower grades are expected in the underground mine plan compared to historical levels. During the 3Q21, several initiatives related to the prioritization of the mine deepening development to increase underground production and mining flexibility were implemented. This led to positive results in 4Q21, which saw an increase in zinc production of 29% compared to the previous quarter.

In 2021, zinc production of 17kt decreased 7.9kt compared to 2020 driven by lower treated ore volume (-17%) and zinc average grade (down 36bps to 2.41%) as the higher-grade Ambrósia open pit reached the end of its mine life and was then suspended in 4Q20 and lower grades are expected in the underground mine plan.

23

In 4Q21, sustaining capital expenditures amounted to US$2.5 million, mainly related to mine development, investments in key infrastructure, and equipment replacement totaling US$6.6 million in 2021.

Financial performance

US$ million	4Q21	3Q21	4Q20	4Q21 vs. 4Q20	2021	2020	2021 vs. 2020
Net Revenue	323.3	276.2	269.4	20.0%	1,165.6	748.5	55.7%
COGS	(188.3)	(191.1)	(177.5)	6.1%	(719.4)	(625.4)	15.0%
Gross Profit	135.0	85.1	91.9	46.8%	446.2	123.1	262.6%
Adjusted EBITDA	109.8	92.1	87.2	25.9%	440.6	140.5	213.6%
Adjusted EBITDA Mrg.	34.0%	33.3%	32.4%	1.6pp	37.8%	18.8%	19.0pp

Note: Financial performance pre intersegment eliminations.

Net revenue for the mining segment totaled US$323 million in 4Q21, up 20% versus 4Q20. This performance was mainly driven by higher average LME prices for zinc, copper, lead and silver, and lower benchmark TCs.

In 2021, net revenue reached US$1,166 million, up 56% year-over-year, mainly affected by the already-mentioned factors and the increase in sales volumes.

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms provided for under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

Reconciliation of realized prices

24

Cost of sales increased by 6% in 4Q21 compared to 4Q20, to US$188 million. This increase was primarily driven by higher operating costs related to higher level of maintenance activities, third-party services and inflationary cost pressure Compared to 3Q21, cost of sales decreased by 1%.

In 2021, cost of sales totaled US$719 million, 15% higher compared to 2020, explained by the increase in operating costs driven by higher volumes, mine development, rehabilitation costs and maintenance activities.

Adjusted EBITDA for the mining segment in 4Q21 was US$110 million compared to US$87 million in 4Q20. The increase was primarily due to (i) the positive variation related to higher zinc prices and lower TCs; and (ii) positive impact from the Brazilian real depreciation against the U.S. dollar; which were partially offset by (iii) lower volumes; (iv) the increase in operating costs and workers participation provisions; and (v) an increase in mineral exploration and project evaluation expenses. Adjusted EBITDA in the quarter was also positively affected by the recovery of GSF energy cost of US$2 million.

Compared to 3Q21, Adjusted EBITDA increased by 19%, mainly driven by (i) the positive price effect due to changes in market prices in respect of quotation period adjustments; which were partially offset by (ii) the increase in operational costs due to the higher maintenance activities and third-party services in Brazil; and (iii) mineral exploration and project evaluation disbursements.

In 2021, adjusted EBITDA for the mining segment amounted to US$441 million compared to US$140 million in 2020. The strong increase was primarily due to the positive variation of US$331 million related to higher zinc prices and lower TCs. Higher investment in mineral exploration and project evaluation had a negative variation impact of US$35 million. Adjusted EBITDA was also affected by the net impact of US$15 million related to the silver stream and the recovery of undue GSF energy costs.

25

Cash cost and AISC 6,7

Consolidated cash cost		4Q21	3Q21	4Q20	4Q21 vs. 4Q20	2021	2020	2021 vs. 2020
Cash cost net of by-products	US$/t	547	502	728	(24.8%)	473	853	(44.5%)
AISC net of by-products	US$/t	1,483	1,216	1,219	21.7%	1,231	1,310	(6.0%)
Cash cost net of by-products	US$/lb	0.25	0.23	0.33	(24.8%)	0.21	0.39	(44.5%)
AISC net of by-products	US$/lb	0.67	0.55	0.55	21.7%	0.56	0.59	(6.0%)

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$3.5 million in Atacocha and US$1.3 million in Vazante in 2021.

Cash cost net of by-products for the mining segment in 4Q21 decreased by 25% to US$0.25/lb (or US$547/t) compared to US$0.33/lb (or US$728/t) in 4Q20. This decrease was primarily driven by (i) lower treatment charges with a positive impact of US$0.13/lb; and (ii) higher by-product credits with a positive impact of US$0.03/lb; partially offset by (iii) higher operating costs of US$0.04/lb; and (iv) a decrease in zinc volume with a negative effect of US$0.08/lb.

Compared to 3Q21, cash cost increased by US$0.02/lb due to the increase in operating costs of US$0.03/lb, explained by higher third-party services and increased maintenance in the period.

AISC net of by-products increased in 4Q21 to US$0.67/lb (or US$1,483/t), up 22% compared to 4Q20 impacted by higher sustaining CAPEX and corporate G&A expenses.

For 2021, cash cost decreased 45% to US$0.21/lb (or US$473/t) compared to US$0.39/lb (or US$853/t) in 2020, mainly explained by (i) higher by-products credits with a positive impact of US$0.18/lb; and (ii) lower TCs of US$0.09/lb; which were partially offset by the increase in operating costs as explained above.

AISC in 2021 was US$0.56/lb (or US$1,231/t), down 6% compared to 2020. Lower cash costs were partially offset by higher sustaining investments and workers participation provisions due to better results in the period.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All-in Sustaining Cost – Mining”.

6 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

7 AISC does not include Aripuanã CAPEX.

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Smelting segment

Consolidated		4Q21	3Q21	4Q20	4Q21 vs. 4Q20	2021	2020	2021 vs. 2020
Production
Zinc metal	kt	143.9	132.9	149.2	(3.6%)	565.9	552.3	2.5%
Global Recovery	%	93.5	94.2	94.1	(58bps)	94.3	93.9	40bps
Zinc oxide	kt	10.3	10.6	11.1	(7.0%)	41.7	35.3	18.3%
Total	kt	154.2	143.5	160.3	(3.8%)	607.6	587.6	3.4%
Sales
Zinc metal	kt	148.1	144.6	151.1	(2.0%)	577.9	550.7	4.9%
Zinc oxide	kt	10.3	10.9	10.7	(3.8%)	40.9	34.7	18.1%
Total	kt	158.4	155.5	161.8	(2.1%)	618.8	585.4	5.7%

In 4Q21, total production was 154kt, down 4% from the same quarter a year ago, but up 8% compared to 3Q21, primarily driven by increased production in the Cajamarquilla and Juiz de Fora smelters. Total sales amounted to 158kt, down 2% year-over-year following lower production. Compared to 3Q21, total sales increased by 2%.

In 2021, total production was 608kt, up 3% from 2020 primarily driven by increased production in the Cajamarquilla smelter (+7%), which was required to reduce production according to measures announced by the Peruvian government to control the spread of COVID-19 from mid-March to mid-May 2020. Metal sales followed the same trend and amounted to 619kt in 2021, 6% higher year-over-year. Zinc metal sales volume of 578kt in 2021 was 5% higher versus 2020 primarily driven by the increase in production in the Cajamarquilla smelter and the resale of metal from third parties of 16kt.

Peru

In 4Q21, Cajamarquilla smelter production was 85kt, down 4% compared to 4Q20, due to lower calcine availability and unscheduled roaster maintenance in the period. Compared to 3Q21, smelter production was 11% higher.

Metal sales were 89kt in 4Q21, up 2% year-over-year. Compared to 3Q21, sales were 11% higher following the increase in production, which was affected by planned and unplanned maintenance shutdowns in the period.

In 2021, production increased by 7% to 328kt, while metal sales totaled 333kt (includes 8kt material from third-party), 10% higher than 2020 supported by the strong market demand.

In 4Q21, sustaining capital expenditures amounted to US$12.1million, mainly driven by the installation of new rectifiers, refurbishment, and repairs, and totaled US$35.5 million in 2021.

Brazil

In 4Q21, smelter production amounted to 70kt, down 4% compared to the same period last year. The decrease in total production was affected by the reduction in calcine availability, roaster maintenance and other smaller operational issues already fixed in the quarter. Compared to 3Q21, smelter production increased by 3%.

Total sales volume (zinc metal + zinc oxide) decreased by 7% to 69kt following lower production. Metal sales amounted to 59kt, down 8% from 4Q20, and zinc oxide decreased by 4% to 10kt, mainly due to lower production in Três Marias and reduced availability of containers in the period.

In 2021, smelter production was 279kt, 1% lower compared to 2020. Metal sales decreased by 1% to 244kt, while total sales volume (zinc metal + oxide) increased by 1% to 285kt.

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Três Marias

Três Marias total production (zinc metal + oxide) was down 5% year-over-year, due to roaster maintenance and lower supply from Vazante mine. Compared to 3Q21, total production decreased by 1%.

Metallic zinc production was down 4% from 4Q20 and 1% compared to 3Q21. Zinc metal sales were 38kt, down 11% and 14% compared to 4Q20 and 3Q21, respectively, also driven by lower production and logistic issues.

In 2021, Três Marias total production amounted to 198kt, down 2% from 2020. Total metal sales were 205kt, slightly up (+0.4%) over 2020. Zinc metal sales decreased by 3% to 164kt, following lower production, while zinc oxide sales increased by 18% to 41kt supported by strong demand, particularly the pneumatic and agribusiness sectors.

In 4Q21, sustaining capital expenditures amounted to US$3.7 million, due to acquisitions of electrolytic cells, roaster maintenance, additional dam alarm system installations, and certain modifications to the plant to enable it to receive concentrates from Aripuanã, and totaled US$10.2 million in 2021.

Juiz de Fora

In 4Q21, Juiz de Fora production was 21kt, down 2% compared to 4Q20. Compared to 3Q21, production was up 16% explained by a better operational performance. Recovery rates averaged 92.6% in 4Q21, compared to 93.3% in 4Q20 and 93.2% in 3Q21.

Zinc metal sales totaled 21kt in 4Q21. Compared to 3Q21, sales increased by 5.4%.

In 2021, zinc metal production and sales increased by 2% and 3% both to 81kt from a year ago.

In 4Q21, sustaining capital expenditures amounted to US$4.4 million for certain modifications of the plant necessary to receive and process concentrates from Aripuanã, renovation of roofs, and access facilities for people with special needs, and totaled US$13.5 million in 2021.

Financial performance

US$ million	4Q21	3Q21	4Q20	4Q21 vs. 4Q20	2021	2020	2021 vs. 2020
Net Revenue	516.0	523.0	481.8	7.1%	2,028.8	1,550.3	30.9%
COGS	(526.7)	(455.1)	(397.0)	32.7%	(1,796.1)	(1,287.9)	39.5%
Gross Profit	(10.7)	67.9	84.8	-	232.7	262.4	(11.3%)
Adjusted EBITDA	26.9	64.8	82.6	(67.5%)	267.7	269.2	(0.6%)
Adjusted EBITDA Mrg.	5.2%	12.4%	17.2%	(11.9pp)	13.2%	17.4%	(4.2pp)

Note: Financial performance pre intersegment eliminations.

Net revenue was US$516 million in 4Q21, 7% higher compared to US$482 million in 4Q20, mainly due to higher LME prices.

In 2021, net revenue reached US$2,029 million, up 31% year-over-year also driven by higher LME prices and the increase in sales volume.

Cost of sales increased by 33% in 4Q21, totaling US$527 million compared to US$397 million in 4Q20. This performance was mainly explained by (i) the increase in metal prices impacting the zinc concentrate purchase price; (ii) lower TCs; and (iii) higher operating expenses, such as logistics, maintenance and personnel costs.

Purchases of zinc in concentrate are recorded at provisional prices and, typically, an adjustment is made after delivery, which is based on the pricing terms provided for under the respective contract.

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In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the purchase is concluded.

Reconciliation of realized prices

In 2021, cost of sales totaled US$1,796 million, up 39% compared to 2020, mainly driven by (i) the increase in volumes; (ii) higher metal prices and lower TCs impacting the zinc concentrate purchase price; and, to a lesser extent, (iii) higher operating costs related to logistics, maintenance, and input costs. These factors were partially offset by the recovery of undue GSF energy costs of US$15 million – for more information, refer to “Others | Energy” section.

Zinc concentrate | treatment charges

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 4Q21, Nexa acquired 51% of zinc concentrate from our own mines, with the remainder supplied by third parties.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 4Q21

We apply a benchmark TC for our integrated mining and smelting operations. For purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges, or treatment charges negotiated annually.

The 2021 benchmark TC, negotiated in early April, was US$159/t concentrate, down 47% from 2020 (US$300/t).

In order to reduce volatility, for the majority of our third-party contracts, which are renewed during different periods throughout the year, we consider the 3-year benchmark TC. The reference benchmark for TC 2021, 2020 and 2019 is US$159/t concentrate, US$300/t concentrate, and US$245/t concentrate, respectively.

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At the end of 4Q21, spot TC in China stood at US$85/t concentrate, compared to US$80/t by the end of 3Q21, as reported by Wood Mackenzie. Concentrate availability in the market, however, remained tight.

Adjusted EBITDA for the smelting segment totaled US$27 million in 4Q21, compared to US$83 million reported in 4Q20. This decrease was mainly explained by (i) lower sales volume and TCs with a negative variation of US$45 million; (ii) the temporary difference of hedge book with a negative variation of US$18 million; and (iii) higher operating costs; which were partially offset by the positive price effect of US$12 million related to changes in market prices resulting in quotation period adjustments and (iv) the GSF positive impact of US$7 million. In 4Q21, Adjusted EBITDA was also impacted by the ARO review of US$7 million affecting other income and expenses. For more information, refer to “Others | ARO and Energy” sections.

Compared to 3Q21, Adjusted EBITDA decreased by 59% mainly driven by the net negative price effect mainly related to final invoice adjustment variation; the temporary hedge impact and the ARO review as mentioned above.

During 2021, Adjusted EBITDA for our smelting segment totaled US$268 million, down 1% year-over-year. The positive price effect due to changes in market prices in respect of quotation period adjustments and by-products contribution were partially offset by (i) lower TCs; (ii) the temporary difference of hedge book; and (iii) higher operational costs driven by the increase in volumes, maintenance and material costs. Adjusted EBITDA in the year was also affected by the environmental provisions increase of US$10 million and the recovery of undue GSF energy costs of US$15 million.

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Conversion cost, Cash cost and AISC8

Consolidated		4Q21	3Q21	4Q20	4Q21 vs. 4Q20	2021	2020	2021 vs. 2020
Smelting conversion cost	US$/t	492	497	528	(6.8%)	454	462	(1.8%)
Cash cost net of by-products	US$/t	2,815	2,556	2,036	38.3%	2,486	1,790	38.9%
AISC net of by-products	US$/t	3,100	2,773	2,154	43.9%	2,681	1,929	39.0%
Smelting conversion cost	US$/lb	0.22	0.23	0.24	(6.8%)	0.21	0.21	(1.8%)
Cash cost net of by-products	US$/lb	1.28	1.16	0.92	38.3%	1.13	0.81	38.9%
AISC net of by-products	US$/lb	1.41	1.26	0.98	43.9%	1.22	0.87	39.0%

Cash cost net of by-products for the smelting segment increased by US$0.35/lb to US$1.28/lb (or US$2,815/t) in 4Q21 compared to 4Q20. This performance was primarily driven by market-related factors, such as higher LME prices and lower TCs, with a negative impact of US$0.41/lb (or US$909/t).

Compared to 3Q21, cash cost increased by 10% also primarily explained by market-related factors. Higher LME zinc prices and lower TCs had a negative impact of US$0.18/lb, which were partially offset by higher by-products contribution.

AISC net of by-products increased in 4Q21 to US$1.41/lb from US$0.98/lb in 4Q20 mainly due to the above-mentioned reasons, in addition to higher sustaining investments and workers bonus participation provision.

For 2021, cash cost increased by 39% to US$1.13/lb (or US$2,486) compared to US$0.81/lb (or US$1,790/t) in 2020 also driven higher prices and lower TCs with a negative impact of US$0.31/lb.

AISC net of by-products in 2021 was US$1.22/lb (or US$2,681/t), up 39% compared to 2021, explained by the aforementioned factors and also the increase in sustaining investments and workers bonus provision, partially offset by lower corporate expenses in the period.

8 Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

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Conversion cost for the smelting segment in 4Q21 was US$0.22/lb, down 7% and 1% compared to 4Q20 and 3Q21, respectively. This performance was mainly driven by the recognition of recovered energy costs in Brazilian smelters conversion cost and relatively stable unit costs.

In 2021, conversion cost of US$0.21/lb decreased by 2% compared to 2020 positively affected by the aforementioned factors.

For a reconciliation of conversion cost, cash cost, AISC, please refer to the appendix section “Conversion and All-in Sustaining Cost – Smelting”.

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Liquidity and Indebtedness

On December 31, 2021, Nexa’s consolidated gross debt9 amounted to US$1,699 million, relatively flat compared to the balance at September 30, 2021.

At the end of the period, 84% (or US$1,429 million) of the gross debt was denominated in U.S. dollars and 16% (or US$271 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Cash and cash equivalents and financial investments (“total cash”) amounted to US$763 million at December 31, 2021, 6% lower compared to September 30, 2021, mainly driven by the continued investment over the quarter in excess of operating cash flows.

Total cash was sufficient to cover the payment of all obligations maturing over the next 6 years. The average maturity of the total debt was 5.3 years at an average interest rate of 4.72% per year.

On December 31, 2021, Nexa’s net debt10 was US$962 million compared with US$908 million at the end of 3Q21.

Only 2.7% (US$47 million) of the total debt matures in 2022, 20% (US$339 million) matures between 2023 and 2026, while 77% (US$1,313 million) of total debt matures after 2027.

Financial leverage, measured by the ratio of net debt to Adjusted EBITDA of the last twelve months, was 1.37x on December 31, 2021, compared to a ratio of 1.23x on September 30, 2021, mainly explained by higher net debt. Nexa was in compliance with all its financial covenants.

9 Loans and financings (“gross debt”)

10 Gross debt (US$1,699 million) minus cash and cash equivalents (US$743 million), minus financial investments (US$19 million), plus derivatives (US$7 million), plus Lease Liabilities (US$20 million).

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US$ million	Dec 31, 2021	Sep 30, 2021
Net Debt	962.5	908.1
LTM Adj. EBITDA	704.2	735.7
Net Debt/LTM Adj. EBITDA	1.37x	1.23x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position, the maturity profile of our debt and additional opportunities in order to consider the deleveraging process of the Company.

In light of our robust cash position and balance sheet management strategy we prepaid certain outstanding indebtedness throughout the year for a total amount of US$330 million. These pre-payments were partially offset by the R$261million (or US$51 million) drawdown of the BNDES loan agreement in 2021, totaling R$736 million (or US$138 million) that was used to prepay existing financial debt related to the Aripuanã project.

Credit Rating

On January 24, 2022, S&P affirmed its “BB+” rating and "stable” outlook for Nexa reflecting (i) robust metals prices over the next couple of years; (ii) lower capital expenditures (CAPEX) following the completion of the Aripuanã project; and (iii) an expected free operating cash flow (FOCF) of above US$100 million maintaining a Net Debt to Adjusted EBITDA ratio in the 1.5x-2.0x range over the next few years.

Rating agencies	Rating	Outlook
S&P	BB+	Stable
Fitch	BBB-	Stable
Moody’s	Ba2	Stable

Cash flows

US$ million	4Q21	2021
Net cash flows provided by (used in):
Operating activities	120.7	493.0
Investing activities	(154.9)	(469.3)
Financing activities	(0.9)	(344.1)
Decrease in cash and cash eq.	(42.3)	(342.3)
Cash and cash eq. at the beginning of the period	786.2	1,086.2
Cash and cash eq. at the end of the period (1)	743.8	743.8

(1) Does not include financial investments totaling US$19 million at December 31, 2021

In 4Q21, the net cash provided by operating activities was US$121 million. Working capital changes had a positive impact of US$4 million primarily due to (i) a positive variation of US$5 million in inventory due to lower volumes in our smelting segment; and (ii) a positive variation of trade payables and in confirming payables for a total amount of US$58 million; partially offset by (iii) a negative variation of US$42 million in trade receivables due to higher prices and sales volumes.

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We used US$155 million of net cash flows for investing activities in 4Q21 impacted primarily by US$159 million of CAPEX, including Aripuanã, partially offset by a positive variation of US$3 million in financial investments.

Cash from financing activities in the quarter was a negative US$1 million. Foreign exchange effect had a negative impact of US$7 million.

As a result, cash decreased by US$42 million, resulting in cash and cash equivalents of US$744 million at the end of 4Q21.

In 2021, the net cash provided by operating activities was positive US$493 million. As expected, we had a net decrease in cash of US$342 million compared to our cash balance at the beginning of the period primarily explained by (i) a negative working capital variation of US$38 million; (ii) our commitment to the sustainability of our business and to our strategy growth with investments of US$485 million which includes Aripuanã; (iii) the acquisition of the common shares of Tinka for a total amount of US$6 million; and (iv) dividends payment in 1Q21 (US$35 million).

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Investments

CAPEX

Nexa made investments of US$164 million in 4Q21. Of this amount, 52% was invested in expansion projects, mainly driven by Aripuanã’s project development (US$80 million) and 48% in non-expansion projects, primarily related to sustaining CAPEX. As previously disclosed, CAPEX in 2021 amounted to US$508 million.

CAPEX (US$ million)	4Q21	2021
Expansion projects	85	271
Aripuanã	80	258
Others (1)	5	14
Non-Expansion	84	233
Sustaining (2)	64	189
HSE	13	32
Others (3)	7	13
Reconciliation to Financial Statements (4)	(5)	4
TOTAL	164	508

(1) Including Vazante mine deepening brownfield project.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

(4) The amounts are mainly related to advance payment of imported materials, capitalization of interest net of advanced payments and tax credits.

Exploration & Project Evaluation and Other Expenses11

(US$ million)	4Q21	2021
Exploration	19	58
Mineral Exploration	15	45
Mineral rights	1.4	6
Sustaining (mine development)	3.1	8
Project Evaluation	9	19
Exploration & Project Evaluation	28	77
Other	8	15
Technology	3.5	8
Communities	4.2	7

In 4Q21, exploration expenses were US$19 million, mainly related to brownfield (39% of total) and greenfield (25% of total) exploration.

Project evaluation investment amounted to US$9 million in 4Q21, including approximately US$0.6 million directed towards greenfield projects in FEL1 and FEL2 stages and US$4.8 million to brownfield projects in the same stages.

11 Exploration and project evaluation expenses consider several stages of evaluation, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

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In 2021, exploration investments were US$58 million, while project evaluation amounted to US$19 million, up 51% and 23%, respectively to 2020, due to the contingency spendings in 2020 due to the effects of COVID-19.

As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect in the future to continue advancing our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.

For additional information on our exploration program, please refer to our “Exploration Report – 4Q21 and 2021” published on February 08, 2022.

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Projects pipeline

Nexa maintains a pipeline of potential growth projects in different stages of maturity, summarized below. As a result of our commitment to capital discipline, we are evaluating our capital allocation strategy and the jurisdictions where we are operating.

Magistral FEL 3 studies continue to progress with external analyses by different specialists (de-risking) and we are engaged to evaluate potential partnerships for the next steps of the project. The amendment of the environmental impact study (“mEIA”) was submitted to the Ministry of the Environment (“SENACE”) in 4Q21.

Bonsucesso engineering studies also continue to progress and are expected to be concluded in 2022. In 2021, brownfield drilling was focused in the north zone and central zone demonstrating the continuity of the parallel ore body with an expected increase in mineral resources.

Regarding Hilarión, in 4Q21 the exploratory drilling at Hilarión Sur was completed with 4,031 meters in 32 holes confirming the southeast continuity of the Hilarión deposit towards the edge of the Hilarión stock with multiple thick intersections ranging from 22.0 to 47.6 meters. For 2022, we plan to drill 5,500 meters within three targets: El Padrino area, San Martin and at the Yanashallash fault trend, located 1,500 meters west of Hilarión.

For additional details, please refer to our 4Q21 and 2021 Exploration Report published on February 08, 2022.

	Projects	Description	Comments
MAIN PROJECTS UNDER ANALYSIS	Shalipayco (75% Nexa Peru*; 25% Pan American Silver Peru)

➢ Potential underground polymetallic project containing zinc, lead and silver deposits.

➢ Located in the Central Andes of Peru

➢ Consists of mining concessions with evidence of MVT mineralization (a deposit type similar to Morro Agudo).

➢ In Pre-Feasibility stage. ➢ Project under review.
	Magistral (100% Nexa Peru*)	➢ Potential open pit copper mine project ➢ Located in the Ancash department, in Peru.	➢ Peer review in progress. ➢ Detailed engineering of the access road was concluded. ➢ mEIA was submitted to SENACE in 4Q21.
	Pukaqaqa (100% Nexa Peru*)	➢ Potential open pit copper project (with gold credits) located in Huancavelica department, in Peru.	➢ In Pre-Feasibility stage. ➢ Project remains on hold. ➢ Metallurgical tests concluded. ➢ Project Evaluation is expected to be updated in 2022.
Florida Canyon (61% Nexa Peru*; 39% Solitario Zinc)

➢ Potential underground project containing high grade zinc and lead sulfide

➢ Advanced mineral exploration project comprised of 16 contiguous mining concessions, covering approximately 12,600 hectares, located in Peru.

➢ In exploration stage. ➢ Project remains on hold.
Hilarión (100% Nexa Peru*)

➢ Exploration project located south of the Antamina mine in Ancash, Peru

➢ Skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits

➢ Potential underground mine that could either use its own processing plant or one of the several existing plants in the area.

➢ In exploration stage.

➢ Exploration activities are ongoing.

➢ Drilling campaign was completed with the objective of exploring and confirming the continuity of the favorable horizon towards the southern extension and edges of the Hilarión stock.

	Bonsucesso Project (Morro Agudo) (100% Nexa Resources)	➢ Potential underground mine that will extend the life of mine of Morro Agudo. The run-of-mine of Bonsucesso will feed the existing processing plant.

➢ In feasibility study (FEL3) phase.

➢ In 4Q21, we continued brownfield expansion drilling in north zone and mainly in the central zone to Mineral Resources expansion and also the engineering and hydrologic studies.

*Nexa Resources owns 83.55% interest in Nexa Peru.

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Others

Asset retirement and environmental obligations (“ARO”)

In 2021, as part of our asset retirement and environmental obligations review, the Company increased its expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement or environmental obligations studies and update in the discount rates.

As a result, Nexa recognized a non-cash net expense of US$6 million in “Other income and expenses” in 4Q21, totaling US$7 million in 2021, and increased its “Operational assets, property, plant and equipment” by US$6 million.

For further information, please refer to note 26 - Asset retirement and environmental obligations.

Energy

As disclosed in 3Q21, in past years, Brazilian energy power plants were penalized with undue costs related to the Generation Scaling Factor (“GSF”), which showed a generation deficit in relation to the total energy expected for the National Energy System calculated by the regulator. However, considering that this deficit was not due to hydrological risks, it should not have penalized the generators since non-hydrological risks are not managed by them.

In 4Q21, Nexa recognized an additional recovered cost related to GSF of US$9 million, which affected both mining and smelting segments, totaling US$19 million in 2021.

For further information, please refer to note 22 – Intangible assets – in Nexa’s consolidated financial statements at December 31, 2021.

Silver stream

In September 2021, according to Nexa’s silver streaming accounting policy, the Company recognized a reduction of US$19 million as a remeasurement adjustment in its silver stream recognized revenues given forecasted higher long-term prices and the updated mine plan for Cerro Lindo.

Dividends, share premium and outstanding share data

Dividends and share premium distribution

On February 15, 2022, Nexa’s Board approved12 a distribution of US$50 million, US$44 million as dividend and US$6 million as share premium, or approximately US$0.331275 per common share and US$0.046258 per common share, respectively, considering 132,438,611 shares outstanding as of December 31, 2021, to shareholders of the Company of record at the close of business on March 11, 2022. The payment is scheduled for March 25, 2022.

12 Subject to ratification, in accordance with Luxembourg laws, by the Company’s shareholders at the annual shareholders’ meeting for the fiscal year ended December 31, 2022 expected to occur in June 2023.

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Market Scenario

4Q21

LME Prices		4Q21	3Q21	4Q20	4Q21 vs. 4Q20	2021	2020	2021 vs. 2020

Zinc	US$/t	3,364	2,991	2,628	28.0%	3,007	2,267	32.7%
Copper	US$/t	9,699	9,372	7,166	35.3%	9,317	6,181	50.8%
Lead	US$/t	2,331	2,340	1,901	22.6%	2,206	1,826	20.9%
Silver	US$/oz	23.33	24.36	24.39	(4.3%)	25.14	20.55	22.3%
Gold	US$/oz	1,795	1,790	1,874	(4.2%)	1,799	1,770	1.6%

Source: Bloomberg

Zinc

In 4Q21, the LME zinc price averaged US$3,364/t (or US$1.53/lb), up 28% and 12% from 4Q20 and 3Q21, respectively. The LME zinc price reached a 14-year peak on October 18th (US$3,815/t) when two of the world’s top zinc producers announced smelter production cuts due to rising energy prices in Europe. After the October spike, prices stabilized around US$3,300-3,400/t, pressured by macroeconomic factors, including expectations that U.S. Fed will increase interest rates in 2022 and the Omicron variant, impacting economic growth.

Issues in the supply of concentrate and metal pushed up zinc prices in 4Q21. Lack of supply is reflected in higher spot premiums worldwide. In northwest Europe, premiums increased to US$250-280/t in December compared to US$140-155/t range in September. In the U.S. premiums increased from US$216/t in September to US$386/t in December due to strong demand and higher freight costs.

In China, zinc spot TCs for domestic material decreased slightly over the quarter, reaching US$154/t in December, down 1.6% from September. Imported TCs increased in December, closing at US$85/t, up 6.3% from September.

Zinc metal demand in our home market (Latin America excluding Mexico) remained strong and above pre-pandemic levels but it slowed down from previous quarters as some zinc-intensive sectors have been affected by the increase in energy costs, inflation and regulations, as well as logistic issues, particularly the automotive industry, which may experience limited production. We estimate our home market demand in 2021 was 16% higher than 2020, the highest demand recorded since 2013, driven by Brazil, Peru, and Argentina (88% of Latin American zinc demand).

Copper

In 4Q21, the LME copper price averaged US$9,699/t (US$4.40/lb), up 35% and 3.5% from 4Q20 and 3Q21, respectively. Commodities reached higher prices over the past month, especially those most exposed to higher energy prices. Despite downward pressure from a weaker Chinese PMI, appreciation of the U.S. dollar, and the Omicron variant, copper fundamentals continue to support higher price levels.

Copper inventories in the LME fell sharply in 4Q21 by 59% compared to 3Q21, with ending inventories at multi-year lows (89kt at the end of December compared to historical 5-year average of 217.2kt). This is mainly a reflection of the delays in deliveries caused by the current crisis in the global supply chain. In concentrate supply, blockades and strikes at Peruvian mines, continuing bottlenecks in African trade, and other Covid-related disruptions have tightened the market. Spot TCs in China decreased by 2%.

40

Foreign Exchange

The U.S. dollar continued to appreciate against other major currencies during 4Q21 on expectations that the Fed would scale back its asset purchase program, even amid new waves of Covid-19 and increases in energy cost.

The average exchange rate for the Brazilian real in 4Q21 was 5.586/US$ versus 5.228/US$ in 3Q21 and 5.392/US$ in 4Q20.

The average exchange rate for the Peruvian soles in 4Q21 reached 4.023/US$, up 12% compared to 4Q20, with economic growth above expectations.

FX	4Q21	3Q21	4Q20	4Q21 vs. 4Q20	2021	2020	2021 vs. 2020
BRL/USD (Average)	5.586	5.228	5.392	3.6%	5.395	5.157	4.6%
BRL/USD (End of period)	5.580	5.439	5.196	7.4%	5.580	5.196	7.4%
PEN/USD (Average)	4.023	4.050	3.602	11.7%	3.883	3.497	11.0%
PEN/USD (End of period)	4.002	4.135	3.618	10.6%	4.002	3.618	10.6%

Source: Bloomberg

Market | 2022 Outlook

Investors’ perception remains positive for base metals in 2022, as global economies are expected to continue to grow, albeit at a more moderate rate compared to 2021. Expectations of rising interest rates in the U.S. could be a downside for prices. Higher interest rates are often associated with lower commodity prices as they increase the cost of financing inventories and discourage speculation among investors. The new variants of Covid-19 are expected to have a modest impact on the global economy, however, being a stressor factor for the current supply chain disruptions.

Regarding zinc fundamentals, high energy prices in China and Europe, as well as the control of carbon emissions in China should be the main points of attention for supply in 2022. Higher energy prices have started to impact metal production as some smelters are being idled, which should tighten the metal market and push for a higher TC benchmark negotiation. In the short term, the Winter Olympics in February could further affect the smelter’s production due to additional operational restrictions focusing on pollution reduction. Concentrate market should be in a slight surplus, as overall mine capability is expected to increase year-over-year due to expected decrease in production disruptions and with the start of a new operation in Russia planned for late-2022. Despite issues in China and the economic recovery in other countries in the world, global zinc demand remains strong and the outlook for 2022 remains positive.

The zinc demand outlook in Latin America remains robust. Prices are expected to be at higher levels, although on average should be lower compared to 2021. Thus, in Brazil (approximately 61% of zinc demand in Latin America), the production forecast for light vehicles is about +14% in 2022, according to LCA. On the other hand, civil construction has a more modest outlook, with a slight slowdown expected as the unprecedented demand seen in 2021.

Regarding copper fundamentals, a balanced metal market is expected for 2022. Mine supply expects to exceed demand with projects planned to start throughout the year. In the scrap market, current issues in global shipping logistics and regulations on imports of low-grade copper scrap to Southeast Asian countries can lead to supply chain disruptions and constrain scrap availability. In the mid to long-terms, the outlook for copper demand remains positive, given its role in the energy transition for a green economy.

41

Risks and uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate, including the political instability in Peru;
•	changes in global market conditions;
•	supply chain bottlenecks;
•	inflation;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including COVID-19;
•	severe natural disasters, such as storms and earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	the implementation of our growth strategy and risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of mineral reserves and the mineral quantities we actually recover;
•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;
•	labor disputes or disagreements with local communities;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;
•	currency exchange rate and interest rate fluctuations; and
•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (www.nexaresources.com).

42

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

Mining segment | Cash cost net of by-product credits: for our mining operations, cash cost after byproduct credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting segment | Cash cost net of by-product credits: for our smelting operations, cash cost, after by-product credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

We also present herein our net debt, which we define as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

43

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR) (www.sec.gov).

44

UPCOMING EVENT

Earnings Conference Call

Date: Wednesday, February 16, 2021 – 10:00am (EST)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800 891 0015

International: +1-412-902-6754

Live audio webcast with slide presentation

https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Camila Ferreira: camila.ferreira@nexaresources.com

Rafael Diniz: rafael.diniz@nexaresources.com

Ana Patricia Uculmana Ratto: puculmana@nexaresources.com

45

Appendix

Income Statement	47
Balance sheet | Assets	48
Balance sheet | Liabilities	49
Cash Flows	50
Capex	51
Segments Information	52
Mining Information | Consolidated	53
Mining Information | by Asset	54
Smelting Information | Consolidated and by Asset	57
All in Sustaining Cash Cost | Mining	58
Conversion and All in Sustaining Cash Cost | Smelting	62

46

Income Statement

US$ million	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Net Revenue	442.1	336.7	537.6	634.5	602.9	686.2	655.1	677.9
Cost of sales	(391.3)	(316.0)	(396.5)	(460.1)	(422.8)	(464.7)	(501.9)	(576.7)
SG&A	(41.6)	(29.2)	(36.6)	(44.2)	(36.5)	(35.4)	(38.2)	(46.7)
Mineral exploration and project evaluation	(15.8)	(9.6)	(10.1)	(21.7)	(14.3)	(18.5)	(20.7)	(31.6)
Impairment of non-current assets	(484.6)	0.0	(65.1)	(7.8)	0.0	0.0	0.0	0.0
Other income and expenses, net	(17.2)	6.4	(4.3)	(4.1)	(8.5)	2.9	(7.1)	44.6
Net financial result	(165.3)	(54.5)	(61.9)	3.6	(74.2)	32.3	(56.6)	(38.4)
Financial income	3.6	3.4	2.2	1.9	1.9	2.0	3.5	4.0
Financial expenses	(39.7)	(39.1)	(42.8)	(38.1)	(34.2)	(35.3)	(37.6)	(35.2)
Other financial items, net	(129.2)	(18.8)	(21.4)	39.8	(41.9)	65.5	(22.5)	(7.3)
Depreciation, amortization and depletion	67.6	52.1	65.7	62.8	59.2	62.2	68.5	68.9
Adjusted EBITDA	43.7	39.9	152.0	167.3	180.0	232.7	155.4	136.2
Adj. EBITDA margin	9.9%	11.9%	28.3%	26.4%	29.8%	33.9%	23.7%	20.1%
Income Tax	60.0	9.9	0.9	(46.6)	(15.0)	(80.6)	(39.8)	(17.8)
Net income (loss)	(613.8)	(56.2)	(36.2)	53.7	31.6	122.2	(9.0)	11.4
Attributable to Nexa's shareholders	(523.7)	(55.8)	(30.2)	50.4	22.8	109.0	(18.8)	1.4
Attributable to non-controlling interests	(90.1)	(0.4)	(6.0)	3.3	8.8	13.1	9.8	10.0
Weighted average number of outstanding shares - in thousand (1)	132,439	132,439	132,439	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	(3.95)	(0.42)	(0.23)	0.38	0.17	0.82	(0.14)	0.01

(1) Shares in treasury are not included in this amount. The shares were canceled in June 2020.

47

Balance Sheet – Assets

Nexa - US$ thousand	Dec 31, 2021	Dec 31, 2020
Current assets
Cash and cash equivalents	743,817	1,086,163
Financial investments	19,202	35,044
Derivative financial instruments	16,292	16,329
Trade accounts receivables	231,174	229,032
Inventory	372,502	256,522
Recoverable income tax	8,703	12,953
Other assets	81,119	91,141
	1,472,809	1,727,184

Non-current assets
Investment in equity instruments	3,723	-
Derivative financial instruments	102	15,651
Deferred income tax	168,205	221,580
Recoverable income tax	4,223	13,110
Other assets	98,584	93,131
Property, plant and equipment	2,087,730	1,898,296
Intangible assets	1,056,771	1,076,405
Right-of-use assets	12,689	18,869
	3,432,027	3,337,042

Total assets	4,904,836	5,064,226

48

Balance Sheet – Liabilities

Nexa - US$ thousand	Dec 31, 2021	Dec 31, 2020
Current liabilities
Loans and financings	46,713	146,002
Lease liabilities	16,246	15,999
Derivative financial instruments	22,684	5,390
Trade payables	411,818	370,122
Confirming payables	232,860	145,295
Dividends payable	11,441	4,557
Asset retirement and environmental obligations	31,953	33,095
Contractual obligations	33,156	27,132
Salaries and payroll charges	76,031	56,107
Tax liabilities	65,063	43,630
Other liabilities	41,317	29,230
	989,282	876,559

Non-current liabilities
Loans and financings	1,652,602	1,878,312
Lease liabilities	3,393	9,690
Derivative financial instruments	241	21,484
Asset retirement and environmental obligations	232,197	242,951
Provisions	36,828	30,896
Deferred income tax	208,583	218,392
Contractual obligations	114,076	138,893
Other liabilities	23,354	25,805
	2,271,274	2,566,423

Total liabilities	3,260,556	3,442,982

Shareholders' equity
Attributable to NEXA’s shareholders	1,386,273	1,377,445
Attributable to non-controlling interests	258,007	243,799
	1,644,280	1,621,244
Total liabilities and shareholders' equity	4,904,836	5,064,226

49

Cash Flows

Nexa - US$ thousand	4Q21	2021
Cash flows from operating activities
Income before income tax	29,201	309,291
Adjustments to reconcile income (loss) before income tax to cash

Impairment of non-current assets	-	-
Depreciation and amortization	68,886	258,711
Interest and foreign exchange effects	33,478	143,496
Gain (Loss) on sale of property, plant and equipment and intangible assets	4,878	4,891
Changes in accruals	16,991	21,325
Changes in Fair Value of loans and financings	294	(19,380)
Changes in Fair Value of derivative financial instruments	17,417	26,408
Contractual obligations	(8,989)	(25,729)
GSF recovered costs	(8,957)	(19,407)
Changes in operating assets and liabilities	4,464	(38,487)
Cash provided by operating activities	157,663	661,119

Interest paid on loans and financings	(27,254)	(121,112)
Interest paid on lease liabilities	(695)	(1,415)
Premium paid on bonds repurchase	-	-
Income tax paid	(9,058)	(45,607)
Net Cash provided by operating activities	120,655	492,985

Cash flows from investing activities
Additions of property, plant and equipment	(158,615)	(485,204)
Net sales (purchases) of financial investments	3,369	20,076
Proceeds from the sale of property, plant and equipment	338	2,210
Investment in equity instruments	-	(6,356)
Net cash used in investing activities	(154,908)	(469,274)

Cash flows from financing activities
New loans and financings	9,034	59,771
Debt issue costs	(178)	(178)
Payments of loans and financings (1)	86,801	(251,044)
Payment of fair value debt	(90,512)	(90,512)
Payments of lease liabilities	(1,857)	(9,827)
Dividends paid	(4,171)	(52,344)
Net cash used in financing activities	(883)	(344,134)

Foreign exchange effects on cash and cash equivalents	(7,201)	(21,923)
Decrease in cash and cash equivalents	(42,337)	(342,346)
50

Cash and cash equivalents at the beginning of the period	786,153	1,086,163
Cash and cash equivalents at the end of the period	743,817	743,817

(1) Includes transaction costs

51

Capex

US$ million	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	2020	2021
Mining	30.8	17.2	23.1	31.5	23.5	34.5	34.7	49.0	102.5	141.6
Cerro Lindo	8.9	2.4	7.5	8.8	4.4	9.0	10.1	17.1	27.7	40.5
El Porvenir	5.0	1.0	3.3	3.7	9.0	8.3	7.9	11.4	12.9	36.5
Atacocha	4.8	0.9	3.3	6.3	1.9	4.6	2.5	2.6	15.3	11.6
Vazante	8.5	10.7	7.3	11.1	7.5	10.7	12.3	14.9	37.6	45.4
Morro Agudo	3.5	2.2	1.6	1.6	0.6	1.9	1.9	3.1	9.0	7.6
Smelting	13.1	8.4	18.8	15.3	8.3	16.2	22.9	28.8	55.5	76.3
CJM	6.1	1.6	11.4	8.5	5.6	9.7	10.4	13.9	27.6	39.6
Três Marias	4.3	4.8	4.8	4.3	1.6	3.2	4.9	8.0	18.1	17.7
Juiz de Fora	2.7	2.0	2.6	2.5	1.1	3.4	7.6	6.9	9.8	19.0
Other	36.3	43.3	43.4	55.4	52.0	65.5	86.1	86.4	178.4	290.0
Total	80.1	68.9	85.2	102.2	83.8	116.2	143.7	164.2	336.5	507.9
Expansion	41.1	52.9	55.2	72.4	42.0	61.3	82.8	85.1	221.7	271.2
Non-Expansion	39.0	15.9	30.0	29.8	41.9	54.9	60.9	79.1	114.7	236.7

Sustaining (US$ million)	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	2020	2021
Mining	17.9	10.7	19.3	27.3	21.5	29.3	25.4	39.6	75.2	115.8
Cerro Lindo	6.7	2.4	7.4	8.5	4.4	7.8	9.2	15.2	25.0	36.6
El Porvenir	3.1	1.0	3.2	3.7	8.6	8.1	6.0	10.2	10.9	32.9
Atacocha	3.1	0.9	3.3	6.2	2.0	4.4	2.4	2.4	13.5	11.1
Vazante	3.5	5.8	4.8	7.7	6.1	7.2	6.0	9.2	21.7	28.6
Morro Agudo	1.5	0.7	0.6	1.2	0.5	1.8	1.7	2.5	4.1	6.6
Smelting	4.0	6.0	9.6	12.1	7.2	14.9	17.0	20.2	31.7	59.2
CJM	2.1	1.5	3.6	6.4	5.3	9.8	8.3	12.1	13.6	35.5
Três Marias	1.0	3.8	4.0	3.7	1.0	2.3	3.2	3.7	12.6	10.2
Juiz de Fora	0.9	0.7	2.0	1.9	0.9	2.8	5.5	4.4	5.5	13.5
Total Sustaining (1)	21.9	16.7	28.9	39.4	28.7	44.3	42.3	59.8	106.9	175.0

US$ million	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	2020	2021
Modernization	3.2	2.2	1.9	0.8	0.7	1.2	2.2	4.7	8.1	8.8
Sustaining (2)	21.9	17.7	28.1	39.8	29.1	51.5	44.7	63.8	107.4	189.0
HSE	10.5	1.9	1.9	1.8	1.8	4.7	11.9	13.3	16.2	31.6
Other (3)	3.4	(5.9)	(2.0)	(12.6)	10.3	(2.5)	2.1	(2.6)	(17.0)	7.2
Non-Expansion	39.0	15.9	30.0	29.8	41.9	54.9	60.9	79.1	114.7	236.7

(1) Total amount does not include sustaining corporate expenses.

(2) Since 2Q20, investments in tailings dams are included in sustaining expenses.

(3) The negative amounts refer mainly to tax credits.

52

Segments Information

US$ million	4Q21	3Q21	4Q20	4Q21 vs. 4Q20	2021	2020	2021 vs. 2020
Revenue – Mining	323.3	276.2	269.4	20.0%	1,165.6	748.5	55.7%
Revenue – Smelting	516.0	523.0	481.8	7.1%	2,028.8	1,550.3	30.9%
Intersegment Results	(187.6)	(156.6)	(136.3)	-	(636.2)	(375.4)	-
Adjustments	26.2	12.6	19.6	-	63.9	27.5	-
Net Revenue	677.9	655.1	634.5	6.8%	2,622.1	1,950.9	34.4%

Cost of sales – Mining	(188.3)	(191.1)	(177.5)	6.1%	(719.4)	(625.4)	15.0%
Cost of sales – Smelting	(526.7)	(455.1)	(397.0)	32.7%	(1,796.1)	(1,287.9)	39.5%
Intersegment Results	187.6	156.6	136.3	-	636.2	375.4	-
Adjustments	(49.3)	(12.3)	(21.8)	-	(86.8)	(26.0)	-
Cost of sales	(576.7)	(501.9)	(460.1)	25.3%	(1,966.0)	(1,563.9)	25.7%

Gross Profit – Mining	135.0	85.1	91.9	46.8%	446.2	123.1	262.6%
Gross Profit – Smelting	(10.7)	67.9	84.8	-	232.7	262.4	(11.3%)
Adjustments	(23.0)	0.2	(2.2)	-	(22.9)	1.5	-
Gross Profit	101.3	153.2	174.5	(42.0%)	656.1	387.0	69.5%

Adjusted EBITDA – Mining	109.8	92.1	87.2	25.9%	440.6	140.5	213.6%
Adjusted EBITDA – Smelting	26.9	64.8	82.6	(67.5%)	267.7	269.2	(0.6%)
Adjustments	(0.4)	(1.4)	(2.5)	-	(4.0)	(6.7)	-
Adjusted EBITDA	136.2	155.4	167.3	(18.6%)	704.2	402.9	74.8%

Note: the metal concentrate produced in our mines is sold to third parties and to our own smelters, which consume the majority of our zinc mining production. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

53

Mining information | Consolidated

Consolidated

Consolidated		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Treated Ore	kt	2,806.6	1,856.1	3,040.8	3,150.2	2,960.2	3,207.3	3,045.7	3,117.2

Grade
Zinc	%	3.12	3.86	3.07	3.29	3.00	2.90	3.02	2.99
Copper	%	0.32	0.32	0.33	0.34	0.34	0.28	0.33	0.29
Lead	%	0.48	0.40	0.52	0.54	0.49	0.50	0.50	0.56
Silver	oz/t	0.87	0.77	0.95	0.94	0.95	0.92	0.97	0.98
Gold	oz/t	0.004	0.003	0.004	0.005	0.004	0.004	0.005	0.005

Production | metal contained
Zn	kt	76.9	62.4	81.9	91.9	77.4	81.6	79.9	81.1
Cu	kt	7.0	4.7	7.9	8.5	7.9	6.9	7.8	7.0
Pb	kt	9.4	4.7	11.4	12.5	10.4	11.7	10.8	12.7
Ag	koz	1,699.0	900.2	2,095.9	2,130.8	2,065.2	2,244.9	2,186.7	2,311.5
Au	koz	3.8	2.1	5.1	5.2	4.8	6.1	6.4	8.2
Zn Eq production (1)	kt	122.1	89.9	136.8	149.2	129.9	134.9	135.5	136.8

Cash Cost Net of By-products (2)	US$/t	1,148.9	793.7	735.3	727.9	533.0	318.4	501.8	547.1
Cash Cost Net of By-products (2)	US$/lb	0.52	0.36	0.33	0.33	0.24	0.14	0.23	0.25

Note: Until 3Q21 the reference price used for conversion was 2020 average benchmark prices. All numbers were updated to reflect the 2021 average benchmark price.

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2021 LME average benchmark prices: Zn: US$1.36/lb; Cu: US$4.23/lb; Pb: US$1.00/lb; Ag: US$25.1/oz; Au: US$1,799/oz.

(2) Our cash cost net of by-products credits is measured with respect to zinc sold.

54

Mining information | by Asset

Cerro Lindo, Peru

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Treated Ore	kt	1,394.3	846.9	1,559.0	1,682.1	1,598.6	1,644.9	1,558.2	1,567.4

Grade
Zinc	%	1.67	1.71	1.86	2.32	1.79	1.94	1.68	1.76
Copper	%	0.57	0.64	0.58	0.59	0.57	0.48	0.58	0.52
Lead	%	0.22	0.21	0.28	0.39	0.28	0.31	0.23	0.28
Silver	oz/t	0.68	0.75	0.78	0.86	0.80	0.83	0.74	0.79
Gold	oz/t	0.002	0.003	0.001	0.004	0.003	0.002	0.003	0.002

Production | metal contained
Zn	kt	21.3	12.6	26.0	35.5	25.3	29.1	23.2	24.7
Cu	kt	7.0	4.7	7.8	8.4	7.9	6.7	7.7	6.9
Pb	kt	2.2	1.2	3.1	5.1	3.3	3.8	2.5	3.2
Ag	koz	640.5	411.0	863.6	1,023.8	941.9	1,066.0	865.6	940.3
Au	koz	0.7	0.9	1.1	1.4	1.2	1.4	1.1	1.1
Zn Eq production (1)	kt	50.3	31.9	60.3	74.6	60.6	62.5	56.6	56.9

Cash Cost Net of By-products (2)	US$/t	818.5	(600.4)	(211.3)	(281.6)	(495.5)	(658.4)	(527.3)	(387.2)
Cash Cost Net of By-products (2)	US$/lb	0.37	(0.27)	(0.10)	(0.13)	(0.22)	(0.30)	(0.24)	(0.18)

El Porvenir, Peru

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Treated Ore	kt	423.6	233.4	415.2	430.5	501.9	515.8	527.0	532.9

Grade
Zinc	%	2.60	2.79	2.68	2.58	2.64	2.73	3.07	2.89
Copper	%	0.16	0.20	0.17	0.18	0.16	0.19	0.20	0.20
Lead	%	0.88	0.82	1.01	0.95	1.01	0.92	1.18	1.21
Silver	oz/t	1.89	1.92	2.20	1.97	2.11	1.83	2.22	2.24
Gold	oz/t	0.012	0.014	0.013	0.011	0.012	0.010	0.011	0.012

Production | metal contained
Zn	kt	9.7	5.8	9.7	9.6	11.6	12.3	14.1	13.4
Cu	kt	0.1	0.0	0.1	0.1	0.1	0.1	0.2	0.1
Pb	kt	2.8	1.5	3.3	3.2	4.0	3.7	4.9	5.1
Ag	koz	599.2	336.2	716.0	663.7	852.1	745.1	921.0	949.0
Au	koz	1.4	1.0	1.8	1.7	2.2	1.9	2.3	2.3
Zn Eq production (1)	kt	17.9	10.4	19.5	18.9	23.2	22.8	27.3	26.8

Cash Cost Net of By-products (2)	US$/t	930.1	816.7	1,380.3	2,038.3	1,378.8	988.3	824.8	400.7
Cash Cost Net of By-products (2)	US$/lb	0.42	0.37	0.63	0.92	0.63	0.45	0.37	0.18

55

Atacocha, Peru

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Treated Ore	kt	324.5	53.4	357.1	330.3	185.3	371.6	338.3	376.0

Grade
Zinc	%	1.43	1.20	1.08	1.09	0.90	0.77	0.95	0.91
Copper	%	0.07	0.04	0.04	0.04	0.00	0.00	0.00	0.00
Lead	%	1.23	1.19	1.19	1.04	0.91	0.83	0.79	0.80
Silver	oz/t	1.62	1.26	1.35	1.23	1.07	1.05	0.99	0.96
Gold	oz/t	0.010	0.011	0.010	0.012	0.012	0.011	0.013	0.017

Production | metal contained
Zn	kt	3.6	0.5	2.8	2.7	1.2	2.1	2.5	2.8
Cu	kt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Pb	kt	3.3	0.5	3.6	2.8	1.4	2.6	2.2	2.6
Ag	koz	405.9	54.2	399.6	325.1	157.3	309.1	270.1	290.3
Au	koz	1.6	0.3	2.2	2.2	1.4	2.8	3.1	4.7
Zn Eq production (1)	kt	10.3	1.5	10.1	8.8	4.4	8.2	8.2	9.9

Cash Cost Net of By-products (2)	US$/t	1,733.7	(2,310.1)	(713.7)	(986.5)	(3,489.2)	(946.2)	(454.1)	999.8
Cash Cost Net of By-products (2)	US$/lb	0.79	(1.05)	(0.32)	(0.45)	(1.58)	(0.43)	(0.21)	0.45

Vazante, Brazil

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Treated Ore	kt	396.0	401.7	407.3	418.0	407.9	406.1	414.1	402.7

Grade
Zinc	%	10.67	10.52	10.31	10.22	9.76	9.65	10.18	10.31
Lead	%	0.37	0.40	0.34	0.35	0.33	0.35	0.34	0.36
Silver	oz/t	0.46	0.72	0.68	0.65	0.70	0.63	0.71	0.66

Production | metal contained
Zn	kt	36.8	36.8	36.9	37.6	34.8	33.7	36.5	35.6
Pb	kt	0.2	0.3	0.4	0.5	0.4	0.5	0.4	0.4
Ag	koz	49.9	98.7	116.6	118.3	113.9	124.7	130.0	131.9
Zn Eq production (1)	kt	37.3	37.8	38.1	38.9	36.0	35.1	37.8	37.0

Cash Cost Net of By-products (2)	US$/t	1,203.9	1,139.6	1,189.2	1,189.5	914.4	857.5	873.9	925.7
Cash Cost Net of By-products (2)	US$/lb	0.55	0.52	0.54	0.54	0.41	0.39	0.40	0.42

56

Morro Agudo, Brazil

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Treated Ore	kt	268.2	320.7	302.3	289.4	266.5	269.0	208.1	238.4

Grade
Zinc	%	2.37	2.38	2.43	2.46	2.00	1.93	2.00	2.28
Lead	%	0.45	0.48	0.52	0.51	0.70	0.65	0.67	0.91

Production | metal contained
Zn	kt	5.5	6.7	6.4	6.5	4.5	4.4	3.6	4.7
Pb	kt	0.9	1.1	1.0	0.9	1.2	1.1	0.8	1.5
Ag	koz	3.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Zn Eq production (1)	kt	6.3	8.3	8.7	7.9	5.7	6.3	5.6	6.2

Cash Cost Net of By-products (2)	US$/t	2,328.7	1,542.9	1,372.2	1,762.6	1,751.1	1,229.1	2,234.6	2,199.7
Cash Cost Net of By-products (2)	US$/lb	1.06	0.70	0.62	0.80	0.79	0.56	1.01	1.00

57

Smelting | Consolidated and Sales by Asset

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Metallic zinc sales	kt	137.4	114.1	148.1	151.1	138.5	146.7	144.6	148.1
Zinc oxide sales	kt	8.0	5.7	10.3	10.7	9.8	9.9	10.9	10.3
Total sales volume	kt	145.3	119.9	158.4	161.8	148.4	156.6	155.5	158.4

Metallic zinc sales
Cajamarquilla	kt	76.2	57.6	81.6	87.5	77.5	85.8	80.8	89.4
Três Marias	kt	40.4	38.3	47.8	42.7	41.2	40.5	44.1	37.9
Juiz de Fora	kt	20.8	18.2	18.6	20.9	19.9	20.4	19.7	20.8

Zinc oxide sales
Três Marias	kt	8.0	5.7	10.3	10.7	9.8	9.9	10.9	10.3

Global recovery
Cajamarquilla	%	93.1	93.7	93.5	94.4	94.8	94.8	94.1	93.6
Três Marias	%	95.2	95.4	94.8	94.0	94.6	95.4	94.7	93.9
Juiz de Fora	%	92.1	92.8	93.3	93.3	93.9	94.7	93.2	92.6

Cash cost
Cajamarquilla	US$/t	1,802.3	1,794.6	1,795.8	2,070.1	2,219.1	2,346.4	2,787.5	2,880.9
	US$/lb	0.82	0.81	0.81	0.94	1.01	1.06	1.26	1.31
Três Marias	US$/t	1,598.0	1,170.2	1,602.7	1,998.9	2,167.3	2,502.2	2,285.0	2,853.2
	US$/lb	0.72	0.53	0.73	0.91	0.98	1.13	1.04	1.29
Juiz de Fora	US$/t	2,009.4	1,657.9	1,946.6	2,018.6	2,023.5	2,212.9	2,372.9	2,460.2
	US$/lb	0.91	0.75	0.88	0.92	0.92	1.00	1.08	1.12

Conversion cost
Cajamarquilla	US$/t	482.9	522.3	486.8	605.1	457.3	480.3	622.3	586.7
	US$/lb	0.22	0.24	0.22	0.27	0.21	0.22	0.28	0.27
Três Marias	US$/t	341.8	284.0	319.3	355.3	242.4	272.2	256.9	245.1
	US$/lb	0.16	0.13	0.14	0.16	0.11	0.12	0.12	0.11
Juiz de Fora	US$/t	560.0	385.8	628.0	626.6	505.0	566.7	643.0	632.3
	US$/lb	0.25	0.17	0.28	0.28	0.23	0.26	0.29	0.29

58

All-in Sustaining Cost – Mining (2)

4Q21

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	35,609	4,689	24,693	13,356	2,754	81,101	0	81,101
(+)	COGS	23.3	12.7	97.5	40.4	12.7	186.6	1.7	188.3
(+)	On-site G&A	2.0	0.9	0.0	0.0	0.0	3.0	0.0	3.0
(-)	By-products revenue	(2.8)	(3.3)	(84.6)	(34.9)	(11.5)	(137.0)	0.8	(136.2)
(+)	Treatment Charges	17.3	1.7	10.3	6.5	1.3	37.1	0.0	37.1
(+)	Selling Expenses	0.1	0.5	0.7	0.1	0.0	1.3	0.0	1.3
(-)	Depreciation, amortization and depletion	(4.8)	(1.3)	(31.3)	(6.7)	(4.0)	(48.1)	0.0	(48.1)
(-)	Royalties	(0.4)	(0.3)	0.0	0.0	0.0	(0.7)	0.0	(0.7)
(-)	Workers participation & Bonus	(0.5)	(0.3)	(3.4)	(1.2)	(0.0)	(5.3)	0.0	(5.3)
(+)	Others	(1.2)	(0.3)	1.1	1.2	4.2	5.1	0.0	5.1
(=)	Cash Cost (Sold)	33.0	10.3	(9.6)	5.4	2.8	41.8	2.5	44.4
	Cash Cost (Sold) (per ton)	925.7	2,199.7	(387.2)	400.7	999.8	515.7	0.0	547.1
(+)	Sustaining Capital Expenditure	14.5	3.1	17.1	11.4	2.6	48.5	3.3	51.8
(=)	Sustaining Cash Cost (Sold)	47.4	13.4	7.5	16.7	5.3	90.4	5.9	96.2
	Sustaining Cash Cost (Sold) (per ton)	1,331.7	2,861.6	303.8	1,250.7	1,926.7	1,114.1	0.0	1,186.3
(+)	Workers participation & Bonus	0.5	0.3	3.4	1.2	0.0	5.3	0.0	5.3
(+)	Royalties	0.4	0.3	0.0	0.8	0.2	1.7	0.0	1.7
(+)	Corporate G&A	0.0	0.0	0.0	0.0	0.0	0.0	17.0	17.0
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	120.2
(=)	AISC (Sold) (per ton)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,482.7
(=)	AISC (Sold) in US$/lb								0.67

59

4Q20

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	37,619	6,528	34,422	9,463	2,791	90,823		90,823
(+)	COGS	21.4	11.9	95.6	42.6	14.7	186.2	(8.7)	177.5
(+)	On-site G&A	1.5	1.3	0.0	0.0	0.0	2.8		2.8
(-)	By-products revenue	(4.4)	(3.5)	(95.4)	(23.9)	(16.4)	(143.5)	12.5	(131.0)
(+)	Treatment Charges	31.7	4.2	21.5	7.2	2.0	66.6		66.6
(+)	Selling Expenses	0.1	0.6	0.9	0.2	0.1	1.9		1.9
(-)	Depreciation, amortization and depletion	(3.4)	(2.1)	(28.4)	(6.0)	(2.1)	(42.0)	(0.8)	(42.8)
(-)	Royalties	(0.4)	(0.3)		0.0	0.0	(0.7)		(0.7)
(-)	Workers participation & Bonus	(0.6)	(0.3)	(4.2)	(0.3)	(0.1)	(5.6)		(5.6)
(+)	Others	(1.2)	(0.3)	0.2	(0.5)	(1.0)	(2.8)		(2.8)
(=)	Cash Cost (Sold)	44.7	11.5	(9.7)	19.3	(2.8)	63.1	3.0	66.1
	Cash Cost (Sold) (per ton)	1,189.5	1,762.6	(281.6)	2,038.3	(986.5)	694.7	0.0	727.9
(+)	Sustaining Capital Expenditure	7.9	1.5	8.8	3.7	6.3	28.2	(4.2)	24.1
(=)	Sustaining Cash Cost (Sold)	52.7	13.0	(0.8)	23.0	3.5	91.3	(1.2)	90.2
	Sustaining Cash Cost (Sold) (per ton)	1,399.7	1,998.3	(24.6)	2,427.6	1,254.5	1,005.6	0.0	992.8
(+)	Workers participation & Bonus	0.6	0.3	4.2	0.3	0.1	5.6		5.6
(+)	Royalties	0.4	0.3	0.0	0.5	0.1	1.2		1.2
(+)	Corporate G&A							13.7	13.7
(=)	AISC (Sold)								110.7
(=)	AISC (Sold) (per ton)								1,218.6
(=)	AISC (Sold) in US$/lb								0.55

60

FY 2021

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	140,500	17,278	103,848	51,382	7,747	320,756	0	320,756
(+)	COGS	89.5	46.7	377.1	148.4	50.7	712.5	6.8	719.4
(+)	On-site G&A	6.9	3.6	0.0	0.0	0.0	10.5	0.0	10.5
(-)	By-products revenue	(13.0)	(17.6)	(358.2)	(105.0)	(49.9)	(543.6)	(0.0)	(543.7)
(+)	Treatment Charges	70.9	6.6	55.1	27.2	4.2	164.0	0.0	164.0
(+)	Selling Expenses	0.3	1.7	1.9	0.3	0.0	4.2	0.0	4.2
(-)	Depreciation, amortization and depletion	(20.1)	(5.5)	(112.6)	(25.9)	(11.2)	(175.4)	0.5	(174.9)
(-)	Royalties	(1.6)	(1.0)	0.0	0.0	0.0	(2.6)	0.0	(2.6)
(-)	Workers participation & Bonus	(1.6)	(0.9)	(18.4)	(3.8)	(0.2)	(25.0)	0.0	(25.0)
(+)	Others	(5.9)	(1.6)	0.5	3.8	3.1	(0.1)	0.0	(0.1)
(=)	Cash Cost (Sold)	125.5	31.8	(54.5)	45.0	(3.3)	144.4	7.4	151.8
	Cash Cost (Sold) (per ton)	893.1	1,841.2	(525.0)	875.1	(428.6)	450.2	0.0	473.2
(+)	Sustaining Capital Expenditure	42.0	7.6	40.5	36.5	11.6	138.2	23.8	162.0
(=)	Sustaining Cash Cost (Sold)	167.4	39.4	(14.0)	81.5	8.2	282.6	31.1	313.7
	Sustaining Cash Cost (Sold) (per ton)	1,191.7	2,279.6	(134.5)	1,586.2	1,064.4	881.0	0.0	978.1
(+)	Workers participation & Bonus	1.6	0.9	18.4	3.8	0.2	25.0	0.0	25.0
(+)	Royalties	1.6	1.0	0.0	2.3	0.7	5.5	0.0	5.5
(+)	Corporate G&A	0.0	0.0	0.0	0.0	0.0	0.0	50.7	50.7
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	394.9
(=)	AISC (Sold) (per ton)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,231.2
(=)	AISC (Sold) in US$/lb								0.56

61

FY 2020

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	147,990	25,177	96,198	35,734	10,389	315,488	0	315,488
(+)	COGS	80.2	50.2	311.1	135.9	58.7	636.2	(10.8)	625.4
(+)	On-site G&A	5.0	4.2	0.0	0.0	0.0	9.2	0.0	9.2
(-)	By-products revenue	(9.5)	(15.0)	(246.5)	(67.4)	(42.6)	(381.0)	15.9	(365.1)
(+)	Treatment Charges	122.1	15.6	56.0	25.4	7.0	226.2	0.0	226.2
(+)	Selling Expenses	0.7	1.9	3.0	0.4	0.3	6.3	0.0	6.3
(-)	Depreciation, amortization and depletion	(15.8)	(10.0)	(94.6)	(27.8)	(10.5)	(158.7)	(1.3)	(160.0)
(-)	Royalties	(2.0)	(1.6)	0.0	(0.7)	(0.3)	(4.6)	0.0	(4.6)
(-)	Workers participation & Bonus	(1.3)	(0.8)	(6.0)	(0.7)	(0.5)	(9.3)	0.0	(9.3)
(+)	Others	(4.7)	(1.2)	(23.9)	(17.2)	(11.9)	(58.9)	0.0	(58.9)
(=)	Cash Cost (Sold)	174.7	43.5	(0.8)	47.8	0.2	265.4	3.8	269.2
	Cash Cost (Sold) (per ton)	1,180.6	1,726.9	(8.7)	1,338.0	17.8	841.1	0.0	853.2
(+)	Sustaining Capital Expenditure	24.6	7.4	27.7	12.9	15.3	87.9	(10.9)	77.1
(=)	Sustaining Cash Cost (Sold)	199.4	50.9	26.8	60.8	15.5	353.3	(7.0)	346.2
	Sustaining Cash Cost (Sold) (per ton)	1,347.1	2,020.2	279.0	1,700.3	1,487.9	1,119.8	0.0	1,097.5
(+)	Workers participation & Bonus	1.3	0.8	6.0	0.7	0.5	9.3		9.3
(+)	Royalties	2.0	1.6	0.0	1.2	0.4	5.1		5.1
(+)	Corporate G&A							52.4	52.4
(=)	AISC (Sold)								413.1
(=)	AISC (Sold) (per ton)								1,309.5
(=)	AISC (Sold) in US$/lb								0.59

62

All-in Sustaining Cost – Smelting (2)

4Q21

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	44,390	20,595	85,162	150,147		150,147
(+)	COGS	145.4	61.4	302.7	509.5	(1.5)	508.0
(-)	Cost of freight	(10.3)	(0.5)	(10.8)	(21.6)		(21.6)
(+)	On-site G&A	1.7	1.2	5.0	8.0	0.0	8.0
(-)	Depreciation, amortization and depletion	(2.6)	(2.6)	(13.1)	(18.4)		(18.4)
(-)	By-products revenue	(3.8)	(6.4)	(29.6)	(39.8)	1.5	(38.4)
(-)	Workers participation & Bonus	(0.4)	(0.4)	(8.8)	(9.6)		(9.6)
(+)	Others	(3.4)	(2.0)	0.0	(5.3)		(5.3)
(=)	Cash Cost (Sold)	126.7	50.7	245.3	422.7	0.0	422.7
	Cash Cost (Sold) (per ton)	2,853.2	2,460.2	2,880.9	2,815.0		2,815.0
(+)	Sustaining Capital Expenditure	8.0	6.9	13.8	28.7	(1.4)	27.3
(=)	Sustaining Cash Cost (Sold)	134.7	57.6	259.1	451.4	(1.4)	449.9
	Sustaining Cash Cost (Sold) (per ton)	3,033.4	2,797.1	3,042.5	3,006.2		2,996.6
(+)	Workers participation & Bonus	0.4	0.4	8.8	9.6		9.6
(+)	Corporate G&A					5.9	5.9
(=)	AISC (Sold)						465.5
(=)	AISC (Sold) (per ton)						3,100.0
(=)	AISC (Sold) in US$/lb						1.41

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	44,390	20,595	85,162	150,147
	COGS	145.4	61.4	302.7	509.5
(-)	Raw Material	(112.0)	(44.1)	(213.2)	(369.4)
(+)	By product cost	(11.8)	(0.9)	(5.7)	(18.3)
(+/-)	Consolidation effects	(0.5)	3.1	(31.8)	(29.1)
(+)	Others	(10.2)	(6.5)	(2.0)	(18.8)
(=)	Conversion Cost	10.9	13.0	50.0	73.9
(=)	Conversion Cost in US$/t	245.1	632.3	586.7	492.0
(=)	Conversion Cost in US$/lb	0.11	0.29	0.27	0.22

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

63

4Q20

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	51,056	20,748	87,368	159,172		159,172
(+)	COGS	113.0	52.9	231.9	397.8	(0.8)	397.0
(-)	Cost of freight	(2.4)	(0.7)	(10.2)	(13.3)		(13.3)
(+)	On-site G&A	1.3	1.0	4.5	6.8	0.0	6.8
(-)	Depreciation, amortization and depletion	(2.9)	(2.7)	(13.8)	(19.3)		(19.3)
(-)	By-products revenue	(3.2)	(6.4)	(28.3)	(37.9)		(37.9)
(-)	Workers participation & Bonus	(0.5)	(0.4)	(3.3)	(4.2)		(4.2)
(+)	Others	(3.2)	(1.8)		(5.0)		(5.0)
(=)	Cash Cost (Sold)	102.1	41.9	180.9	324.8	(0.8)	324.0
	Cash Cost (Sold) (per ton)	1,998.9	2,018.6	2,070.1	2,040.6		2,035.5
(+)	Sustaining Capital Expenditure	4.3	2.5	1.2	8.0	(2.3)	5.7
(=)	Sustaining Cash Cost (Sold)	106.4	44.3	182.0	332.8	(3.1)	329.7
	Sustaining Cash Cost (Sold) (per ton)	2,083.9	2,137.0	2,083.5	2,090.6		2,071.4
(+)	Workers participation & Bonus	0.5	0.4	3.3	4.2		4.2
(+)	Corporate G&A					9.0	9.0
(=)	AISC (Sold)						342.8
(=)	AISC (Sold) (per ton)						2,154.0
(=)	AISC (Sold) in US$/lb						0.98

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	51,056	20,748	87,368	159,172
	COGS	113.0	52.9	231.9	397.8
(-)	Raw Material	(74.5)	(31.5)	(167.1)	(273.1)
(+)	By product cost	(11.1)	(0.7)	(5.9)	(17.8)
(+)	Consolidation effects	(2.5)	1.8	(11.8)	(12.5)
(+)	Others	(6.8)	(9.4)	5.9	(10.3)
(=)	Conversion Cost	18.1	13.0	52.9	84.0
(=)	Conversion Cost in US$/t	355.3	626.6	605.1	527.7
(=)	Conversion Cost in US$/lb	0.16	0.28	0.27	0.24

64

FY 2021

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	188,216	80,008	324,973	593,197	0	593,197
(+)	COGS	519.6	224.9	1,003.8	1,748.3	(2.7)	1,745.6
(-)	Cost of freight	(21.2)	(2.8)	(36.3)	(60.2)	0.0	(60.2)
(+)	On-site G&A	5.4	4.4	20.1	29.9	0.0	29.9
(-)	Depreciation, amortization and depletion	(13.1)	(11.7)	(54.1)	(78.9)	0.0	(78.9)
(-)	By-products revenue	(11.9)	(23.0)	(91.1)	(126.0)	3.9	(122.1)
(-)	Workers participation & Bonus	(1.3)	(1.2)	(10.3)	(12.8)	0.0	(12.8)
(+)	Others	(17.8)	(9.2)	0.0	(26.9)	0.0	(26.9)
(=)	Cash Cost (Sold)	459.8	181.5	832.1	1,473.4	1.2	1,474.6
	Cash Cost (Sold) (per ton)	2,442.7	2,269.1	2,560.4	2,483.8		2,485.8
(+)	Sustaining Capital Expenditure	17.7	19.0	39.3	76.0	(1.3)	74.8
(=)	Sustaining Cash Cost (Sold)	477.4	200.6	871.4	1,549.4	(0.1)	1,549.4
	Sustaining Cash Cost (Sold) (per ton)	2,536.6	2,507.1	2,681.5	2,612.0		2,611.9
(+)	Workers participation & Bonus	1.3	1.2	10.3	12.8	0.0	12.8
(+)	Corporate G&A	0.0	0.0	0.0	0.0	28.1	28.1
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	1,590.3
(=)	AISC (Sold) (per ton)						2,680.9
(=)	AISC (Sold) in US$/lb						1.22

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	188,216	80,008	324,973	593,197
	COGS	519.6	224.9	1,003.8	1,748.3
(-)	Raw Material	(375.3)	(155.8)	(748.2)	(1,279.4)
(+)	By product cost	(43.6)	(3.1)	(20.3)	(67.0)
(+/-)	Consolidation effects	(14.7)	7.2	(63.9)	(71.4)
(+)	Others	(38.0)	(26.3)	2.9	(61.4)
(=)	Conversion Cost	47.9	47.0	174.3	269.1
(=)	Conversion Cost in US$/t	254.3	587.1	536.3	453.6
(=)	Conversion Cost in US$/lb	0.12	0.27	0.24	0.21

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

65

FY 2020

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	196,327	77,965	302,495	576,788	0	576,788
(+)	COGS	363.9	187.3	739.8	1,291.0	(3.2)	1,287.8
(-)	Cost of freight	(10.1)	(2.8)	(34.9)	(47.8)	0.0	(47.8)
(+)	On-site G&A	4.8	4.0	18.5	27.4	0.0	27.4
(-)	Depreciation, amortization and depletion	(14.5)	(11.7)	(56.4)	(82.7)	0.0	(82.7)
(-)	By-products revenue	(14.6)	(18.0)	(83.9)	(116.5)	2.4	(114.1)
(-)	Workers participation & Bonus	(1.2)	(1.0)	(7.6)	(9.7)	0.0	(9.7)
(+)	Others	(12.1)	(8.5)	(8.0)	(28.6)	0.0	(28.6)
(=)	Cash Cost (Sold)	316.2	149.3	567.6	1,033.1	(0.8)	1,032.3
	Cash Cost (Sold) (per ton)	1,610.4	1,915.4	1,876.4	1,791.1		1,789.8
(+)	Sustaining Capital Expenditure	18.1	9.8	15.6	43.5	(5.8)	37.7
(=)	Sustaining Cash Cost (Sold)	334.3	159.1	583.2	1,076.6	(6.6)	1,070.0
	Sustaining Cash Cost (Sold) (per ton)	1,702.6	2,041.0	1,927.9	1,866.5		1,855.1
(+)	Workers participation & Bonus	1.2	1.0	7.6	9.7	0.0	9.7
(+)	Corporate G&A	0.0	0.0	0.0	0.0	32.8	32.8
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	1,112.5
(=)	AISC (Sold) (per ton)						1,928.7
(=)	AISC (Sold) in US$/lb						0.87

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	196,327	77,965	302,495	576,788
	COGS	363.9	187.3	739.8	1,291.0
(-)	Raw Material	(249.4)	(119.7)	(539.2)	(908.3)
(+)	By product cost	(34.2)	(2.7)	(16.6)	(53.4)
(+)	Consolidation effects	(0.6)	(1.0)	(70.0)	(71.5)
(+)	Others	(15.7)	(20.7)	45.2	8.8
(=)	Conversion Cost	64.1	43.1	159.3	266.5
(=)	Conversion Cost in US$/t	326.3	553.4	526.7	462.1
(=)	Conversion Cost in US$/lb	0.15	0.25	0.24	0.21

66